File Nos. 333-_____
                                                                        811-5200
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [X]
  Pre-Effective Amendment No.                                            [ ]
  Post-Effective Amendment No.                                           [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ ]
  Amendment No. 44                                                       [X]

                      (Check appropriate box or boxes.)

     COVA VARIABLE ANNUITY ACCOUNT ONE
     ----------------------------------
     (Exact Name of Registrant)

     COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
     -----------------------------------------------
     (Name of Depositor)

     One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois        60181-4644
     ------------------------------------------------------        ----------
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (800) 831-5433

     Name and Address of Agent for Service
          Mark E. Reynolds, President
          Cova Financial Services Life Insurance Company
          One Tower Lane, Suite 3000
          Oakbrook Terrace, Illinois  60181-4644
          (800) 523-1661


     Copies to:
          Judith A. Hasenauer            and   Bernard J. Spaulding
          Blazzard, Grodd & Hasenauer, P.C.    Senior Vice President,
          P.O Box 5108                         General Counsel and Secretary
          Westport, CT  06881                  Cova Financial Services
          (203) 226-7866                       Life Insurance Company
                                               One Tower Lane, Suite 3000
                                               Oakbrook Terrace, IL 60181-4644


Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this Filing.

Title of Securities Registered:
     Individual Variable Annuity Contracts

===============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================


          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           -----------------------------
          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Special Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Highlights


Item 4.   Condensed Financial Information  . . .   Not Applicable


Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Other Information - Cova; The
                                                   Separate Account; Investment
                                                   Options; Appendix A

Item 6.   Deductions and Expenses. . . . . . . .   Expenses

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   The Annuity Contract

Item 8.   Annuity Period . . . . . . . . . . . .   Income Phase

Item 9.   Death Benefit. . . . . . . . . . . . .   Death Benefit

Item 10.  Purchases and Contract Value . . . . .   Purchase

Item 11.  Redemptions. . . . . . . . . . . . . .   Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . .   Taxes

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           -----------------------
          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Company

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Distribution




Item 21.  Calculation of Performance Data. . . .   Calculation of Performance
                                                   Information

Item 22.  Annuity Payments . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements



                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.

                                     PART A

                          The Variable Annuity Contract

                                    issued by

                              COVA VARIABLE ANNUITY
                                   ACCOUNT ONE

                                       and

                          COVA FINANCIAL SERVICES LIFE
                                INSURANCE COMPANY

This prospectus describes the Fixed and Variable Annuity Contract offered by Cova Financial Services Life Insurance Company (Cova or we or us).

The annuity contract has 53 investment choices -- a fixed account which offers an interest rate which is guaranteed by us, and 52 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.

AIM Variable Insurance Funds:

         Managed by A I M Advisors, Inc.
                  AIM V.I. Capital Appreciation Fund
                  AIM V.I. International Equity Fund
                  AIM V.I. Value Fund

Alliance Variable Products Series Fund, Inc.:

         Managed by Alliance Capital Management L.P.
                  Premier Growth Portfolio (Class A)
                  Real Estate Investment Portfolio (Class A)

American Century Variable Portfolios, Inc.:

         Managed by American Century Investment Management, Inc.
                  VP Income & Growth Fund
                  VP International Fund
                  VP Value Fund

Cova Series Trust:

         Managed by J.P. Morgan Investment Management Inc.
                  International Equity Portfolio
                  Large Cap Stock Portfolio
                  Quality Bond Portfolio
                  Select Equity Portfolio
                  Small Cap Stock Portfolio

         Managed by Lord, Abbett & Co.
                  Bond Debenture Portfolio
                  Developing Growth Portfolio
                  Large Cap Research Portfolio
                  Lord Abbett Growth and Income Portfolio
                  Mid-Cap Value Portfolio

Dreyfus Stock Index Fund:

         Managed by The Dreyfus Corporation (Index Fund Manager: Mellon Equity Associates)

Dreyfus Variable Investment Fund:

         Managed by The Dreyfus Corporation
                  Dreyfus VIF - Appreciation Portfolio (Sub-Investment Adviser:
                  Fayez Sarofim & Co.)
                  Dreyfus VIF - Disciplined Stock Portfolio

Franklin Templeton Variable Insurance Products Trust, Class 1 Shares:

         Managed by Franklin Advisers, Inc.
                  Franklin Small Cap Fund

         Managed by Franklin Mutual Advisers, LLC
                  Mutual Shares Securities Fund

         Managed by Templeton Asset Management Ltd.
                  Templeton Developing Markets Securities Fund

         Managed by Templeton Investment Counsel, Inc.
                  Templeton International Securities Fund

General American Capital Company:

         Managed by Conning Asset Management Company
                  Money Market Fund

Goldman Sachs Variable Insurance Trust ("VIT"):

         Managed by Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co.
                  Goldman Sachs VIT Growth and Income Fund
                  Goldman Sachs VIT Internet Tollkeeper Fund

         Managed by Goldman Sachs Asset Management International
                  Goldman Sachs VIT Global Income Fund
                  Goldman Sachs VIT International Equity Fund

INVESCO Variable Investment Funds, Inc.:

         Managed by INVESCO Funds Group, Inc.
                  INVESCO VIF - Dynamics Fund
                  INVESCO VIF - High Yield Fund

Kemper Variable Series:

         Managed by Scudder Kemper Investments, Inc.
                  Kemper Government Securities Portfolio
                  Kemper Small Cap Growth Portfolio
                  Kemper Small Cap Value Portfolio

Scudder Variable Life Investment Fund:

         Managed by Scudder Kemper Investments, Inc.
                  International Portfolio

Liberty Variable Investment Trust:

         Managed by Newport Fund Management Inc.
                  Newport Tiger Fund, Variable Series

MFS Variable Insurance Trust:

         Managed  by  Massachusetts  Financial  Services  Company
                  MFS  Emerging Growth  Series
                  MFS Global  Governments  Series
                  MFS Growth With Income Series
                  MFS High Income  Series
                  MFS Research  Series
                  MFS New Discovery Series

PIMCO Variable Insurance Trust:

         Managed by Pacific Investment Management Company
                  PIMCO High Yield Bond Portfolio
                  PIMCO Low Duration Bond Portfolio
                  PIMCO StocksPLUS Growth and Income Portfolio
                  PIMCO Total Return Bond Portfolio

Putnam Variable Trust:

         Managed  by Putnam  Investment  Management,  Inc.
                  Putnam VT Growth and Income Fund - Class IA Shares
                  Putnam VT  International  Growth Fund  -  Class  IA   Shares
                  Putnam  VT   International   New Opportunities  Fund -
                       Class IA Shares
                  Putnam VT New Value Fund - Class IA Shares
                  Putnam VT Vista Fund - Class IA Shares

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Variable Annuity Contract.

To learn more about the Cova Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _________. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at
(800)523-1661 or write us at: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

The Contracts:

        o         are not bank deposits
        o         are not federally insured
        o         are not endorsed by any bank or government agency
        o         are not guaranteed and may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

_________, 2001

TABLE OF CONTENTS                                                          Page

INDEX OF SPECIAL TERMS
HIGHLIGHTS
FEE TABLE
1. THE ANNUITY CONTRACT
2. PURCHASE
     Purchase Payments
     Allocation of Purchase Payments
     Free Look
     Accumulation Units
     Account Value
3. INVESTMENT OPTIONS
     Transfers
     Dollar Cost Averaging Programs
     Automatic Rebalancing Program
     Approved Asset Allocation Programs
     Voting Rights
     Substitution
4. EXPENSES
     Product Charges
     Account Fee
     Withdrawal Charge
     Reduction or Elimination of the Withdrawal Charge
     Premium Taxes
     Transfer Fee
     Income Taxes
     Investment Portfolio Expenses
5. ANNUITY PAYMENTS (THE INCOME PHASE)
     Annuity Date
     Annuity Payments
     Annuity Options
     Guaranteed Minimum Income Benefit - Living Benefit
6. TAXES
     Annuity Contracts in General
     Qualified and Non-Qualified Contracts
     Withdrawals - Non-Qualified Contracts
     Withdrawals - Qualified Contracts
     Withdrawals - Tax-Sheltered Annuities
     Death Benefits
     Diversification
7. ACCESS TO YOUR MONEY
     Systematic Withdrawal Program
     Suspension of Payments or Transfers
8. PERFORMANCE
9. DEATH BENEFIT
     Upon Your Death
     General Death Benefit Provisions
     Death of Annuitant
10. OTHER INFORMATION
     Cova
     The Separate Account
     Distributor
     Ownership
     Beneficiary
     Assignment
     Financial Statements

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A
Participating Investment Portfolios

APPENDIX B
Performance Information



                             INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.
                                                          Page
Account  Value
Accumulation  Phase
Accumulation  Unit
Annuitant
Annuity Date
Annuity Options
Annuity Payments
Annuity Unit
Beneficiary
Fixed Account
Income Base
Income Phase
Investment Portfolios
Joint Owner
Non-Qualified
Owner
Purchase Payment
Qualified
Tax Deferral

                                   HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract you have a choice of death benefits and guaranteed income options. You can also select the guaranteed minimum income benefit ("Living Benefit").

The contract, as in all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you begin receiving regular annuity payments from your contract.

You can choose to receive annuity payments on a variable basis, a fixed basis, or a combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolios you select for the annuity period. If you choose fixed payments, the amount of the fixed annuity payments are level for the income phase.

Free Look. If you cancel the contract within 10 days after receiving it (or whatever period is required in your state), we will cancel the contract without deducting a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. This amount may be more or less than your payment. We will return your payment if required by law.

Tax Penalty. The earnings in your contract are not taxed until you take money out of your contract. If you take money out during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment.

Inquiries.  If you need more information, please contact us at:

                             Cova Life Sales Company
                           One Tower Lane, Suite 3000
                           Oakbrook Terrace, IL 60181
                                  800-523-1661


                   COVA VARIABLE ANNUITY ACCOUNT ONE FEE TABLE

The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios. Expenses of the investment portfolios are not fixed or specified under the terms of the contract and actual expenses may vary.

Owner Transaction Expenses

Withdrawal Charge (see Note 1 on page ____)

Number of Complete Years
from Receipt of Purchase Payment                              % Charge
--------------------------------                              --------
0                                                             7
1                                                             6
2                                                             6
3                                                             5
4                                                             4
5                                                             3
6                                                             2
7 and thereafter                                              0

Transfer Fee
         No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer. (Cova is currently waiving the transfer fee but reserves the right to charge it in the future.)

Account Fee (see Note 2 on page __)
         $30 per contract per year if account value is less than $50,000

Living Benefit Rider Charge (If you select the Living Benefit rider):
     (See Note 3 on page __)
         .35% of Income Base

Separate Account Annual Expenses (referred to as Separate Account Product Charges) (as a percentage of average account value in separate account)

Mortality and Expense Charge                                  1.00%
Administration Charge                                          .25%
                                                              ------
Total Separate Account Annual Expenses                        1.25%

Death Benefit Rider Charge (If you select a death benefit rider):
(as a percentage of average account value in separate account)

Return of Purchase Payments Death Benefit                        .05%
Annual Step-Up Death Benefit                                     .15%
Greater of Annual Step-Up or 5% Annual Increase Death Benefit    .30%
Additional Death Benefit-Earnings Preservation Benefit           .25%

Investment Portfolio Expenses
(as a percentage of the average daily net assets of an investment portfolio)

                                                                                           Other
                                                                                         Expenses
                                                                                          (after
                                                                                          expense
                                                                                        reimburse-
                                                                                         ment for       Total Annual
                                                         Management       Service         certain         Portfolio
                                                            Fees            Fee         Portfolios)       Expenses
----------------------------------------------------  ---------------- -------------- ---------------  ---------------
AIM VARIABLE INSURANCE FUNDS
Managed by A I M Advisors, Inc.
         AIM V.I. Capital Appreciation Fund                       .62%            ---            .11%             .73%
         AIM V.I. International Equity Fund                       .75%            ---            .22%             .97%
         AIM V.I. Value Fund                                      .61%            ---            .15%             .76%
ALLIANCE VARIABLE PRODUCTS SERIES
FUND, INC.
Managed by Alliance Capital Management L.P.
             Premier Growth Portfolio (Class A)                  1.00%            ---            .05%            1.05%
             Real Estate Investment Portfolio (Class A)           .49%            ---            .46%             .95%
(1)
AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC.
Managed by American Century Investment
Management, Inc.
             VP Income & Growth Fund                              .70%            ---             .0%             .70%
             VP International Fund                               1.34%            ---             .0%            1.34%
             VP Value Fund                                       1.00%            ---             .0%            1.00%
COVA SERIES TRUST (2)
Managed by J.P. Morgan Investment Management
Inc.
            International Equity Portfolio                        .79%            ---            .31%            1.10%
            Large Cap Stock Portfolio                             .65%            ---            .10%             .75%
            Quality Bond Portfolio                                .54%            ---            .10%             .64%
            Select Equity Portfolio                               .67%            ---            .10%             .77%
            Small Cap Stock Portfolio                             .85%            ---            .19%            1.04%
Managed by Lord, Abbett & Co.
            Bond Debenture Portfolio                              .75%            ---            .10%             .85%
            Developing Growth Portfolio                           .90%            ---            .30%            1.20%
            Large Cap Research Portfolio                         1.00%            ---            .30%            1.30%
            Lord Abbett Growth and Income                         .65%            ---            .05%             .70%
            Portfolio (3)
            Mid-Cap Value Portfolio                              1.00%            ---            .30%            1.30%
DREYFUS STOCK INDEX FUND
Managed by The Dreyfus Corporation                                .25%            ---            .01%             .26%
DREYFUS VARIABLE INVESTMENT FUND

Managed by The Dreyfus Corporation
            Dreyfus VIF - Appreciation Portfolio                  .75%            ---            .03%             .78%
            Dreyfus VIF - Disciplined Stock Portfolio             .75%            ---            .06%             .81%
FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCTS TRUST, CLASS 1
SHARES
Managed by Franklin Advisers, Inc.
            Franklin Small Cap Fund (4)                           .55%            ---            .27%             .82%
 Managed by Franklin Mutual Advisers, LLC
            Mutual Shares Securities Fund (5)                     .60%            ---            .19%             .79%
Managed by Templeton Asset Management Ltd.
            Templeton Developing Markets Securities              1.25%            ---            .31%            1.56%
            Fund  (6)
Managed by Templeton Investment Counsel, Inc.
            Templeton International Securities                    .69%            ---            .19%             .88%
            Fund (7)
GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset Management Company
            Money Market Fund                                    .125%            ---            .08%            .205%
GOLDMAN SACHS VARIABLE INSURANCE
TRUST (8)
Managed by Goldman Sachs Asset Management
            Goldman Sachs VIT Growth and Income                   .75%            ---            .25%            1.00%
                   Fund
            Goldman Sachs VIT Internet Tollkeeper                1.00%            ---            .25%            1.25%
                    Fund
Managed by Goldman Sachs Asset Management
International
            Goldman Sachs VIT Global Income Fund                  .90%            ---            .25%            1.15%
            Goldman Sachs VIT International Equity               1.00%            ---            .35%            1.35%
         Fund
INVESCO VARIABLE INVESTMENT FUNDS,
 INC. (9)
Managed by INVESCO Funds Group, Inc.
            INVESCO VIF - Dynamics Fund                           .75%            ---            .51%            1.26%
            INVESCO VIF - High Yield Fund                         .60%            ---            .47%            1.07%
KEMPER VARIABLE SERIES
Managed by Scudder Kemper Investments, Inc.
            Kemper Government Securities Portfolio                .55%            ---            .08%             .63%
            Kemper Small Cap Growth Portfolio                     .65%            ---            .06%             .71%
            Kemper Small Cap Value Portfolio(10)                  .75%            ---            .09%             .84%
SCUDDER VARIABLE LIFE INVESTMENT
FUND







Managed by Scudder Kemper Investments, Inc.
            International Portfolio                              .853%            ---            .18%            1.03%
LIBERTY VARIABLE INVESTMENT TRUST Managed by Newport Fund Management Inc.
            Newport Tiger Fund, Variable Series                   .90%            ---            .31%            1.21%
MFS VARIABLE INSURANCE TRUST (11)
Managed by Massachusetts Financial Services
Company
            MFS Emerging Growth Series                            .75%            ---            .09%             .84%
            MFS Global Governments Series (12)                    .75%            ---            .16%             .91%
            MFS Growth With Income Series                         .75%            ---            .13%             .88%
            MFS High Income Series (12)                           .75%            ---            .16%             .91%
            MFS Research Series                                   .75%            ---            .11%             .86%
            MFS New Discovery Series (12)                         .90%            ---            .17%            1.07%
PIMCO VARIABLE INSURANCE TRUST
(13)(14)
Managed by Pacific Investment Management
Company
            PIMCO High Yield Bond Portfolio                       .25%           .15%            .35%             .75%
            PIMCO Low Duration Bond Portfolio                     .25%           .15%            .25%             .65%
            PIMCO StocksPLUS Growth and Income                    .40%           .15%            .10%             .65%
            Portfolio
            PIMCO Total Return Bond Portfolio                     .25%           .15%            .25%             .65%
PUTNAM VARIABLE TRUST
Managed by Putnam Investment Management, Inc.
            Putnam VT Growth and Income Fund -                    .46%            ---            .04%             .50%
            Class IA Shares
            Putnam VT International Growth Fund -                 .80%            ---            .22%            1.02%
            Class IA Shares
            Putnam VT International New                          1.08%            ---            .33%            1.41%
              Opportunities Fund - Class IA Shares
            Putnam VT New Value Fund - Class IA                   .70%            ---            .10%             .80%
         Shares
            Putnam VT Vista Fund - Class IA Shares                .65%            ---            .10%             .75%

(1) The expenses shown with respect to the Real Estate Investment Portfolio are net of voluntary reimbursements. Expenses have been capped at .95% annually and the adviser to the Fund intends to continue such reimbursements for the foreseeable future. For the year ended December 31, 1999, the expenses for the Real Estate Investment Portfolio, before reimbursement, were: .90% management fees and .82% for other expenses.

(2) Cova reimburses the investment portfolios, except the Select Equity, Small Cap Stock and International Equity Portfolios, for all operating expenses (exclusive of the management fees) in excess of approximately .30% for the Mid-Cap Value, Large Cap Research and Developing Growth Portfolios and in excess of approximately .10% for the other investment portfolios. Prior to May 1, 1999, We had reimbursed expenses in excess of approximately .10% with respect to the Select Equity, Small Cap Stock, International Equity, Mid-Cap Value, Large Cap Research and Developing Growth Portfolios. Therefore, the amounts shown above under "Other Expenses" have been restated to reflect the estimated expenses for the Select Equity, Small Cap Stock and International Equity Portfolios for the year ending December 31, 2000. Absent these expense reimbursement arrangements, the total annual portfolio expenses for the year ended December 31, 1999 were: 1.09% for the Small Cap Stock Portfolio; 1.15% for the International Equity Portfolio; .71% for the Quality Bond Portfolio; .76% for the Large Cap Stock Portfolio; .86% for the Bond Debenture Portfolio; 1.41% for the Mid-Cap Value Portfolio; 1.38% for the Large Cap Research Portfolio; and 1.34% for the Developing Growth Portfolio.

(3)  The Portfolio commenced investment operations on January 8, 1999.

(4) On 2/8/00, a merger and reorganization was approved that combined the assets of the fund with a similar fund of Templeton Variable Products Series Fund, effective 5/1/00. On 2/8/00, fund shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.55%, Other Expenses 0.27%, and Total Fund Operating Expenses 0.82%.

(5) On 2/8/00, a merger and reorganization was approved that combined the fund with a similar fund of Templeton Variable Products Series Fund, effective 5/1/00. The table shows total expenses based on the fund's assets as of 12/31/99, and not the assets of the combined fund. However, if the table reflected combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.60%, Other Expenses 0.19%, and Total Fund Operating Expenses 0.79%.

(6) On 2/8/00, shareholders approved a merger and reorganization that combined the fund with the Templeton Developing Markets Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 1.25%, Other Expenses 0.29%, and Total Fund Operating Expenses 1.54%.

(7) On 2/8/00, shareholders approved a merger and reorganization that combined the fund with the Templeton International Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.65%, Other Expenses 0.20%, and Total Fund Operating Expenses 0.85%.

(8) The investment advisers to the Goldman Sachs VIT Growth and Income, Internet Tollkeeper, International Equity and Global Income Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.25%, 0.25%, 0.35% and 0.25% per annum of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If not included, the "Other Expenses" and "Total Annual Portfolio Expenses" for the Goldman Sachs Growth and Income, International Equity and Global Income Funds would be .47% and 1.22%, .77% and 1.77% and 1.78% and 2.68%, respectively. The reductions or limitations may be discontinued or modified by the investment advisers in their discretion at any time. The Fund's expenses shown in the fee table are based on estimated expenses for the fiscal year ending December 31, 2000.

(9) Certain expenses of the Fund were absorbed voluntarily by INVESCO in order to ensure that "Other Expenses" for the Fund did not exceed 1.05% of the High Yield Fund's average net assets and 1.15% of the Dynamics Fund's average net assets pursuant to an agreement between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. Absent the expense absorption, the Fund's "Other Expenses" and "Total Annual Portfolio Expenses" for the fiscal year ended December 31, 1999 were 0.48% and 1.08%, respectively, of the High Yield Fund's average net assets and 1.53% and 2.28%, respectively, of the Dynamics Fund's average net assets.

(10) Pursuant to its agreement with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2000, to limit their respective fees and to reimburse other operating expenses, in a manner communicated to the Board of the Fund, to the extent necessary to limit total operating expenses of the Kemper Small Cap Value Portfolio to .84%. The amounts set forth in the table above reflect actual expenses for the past fiscal year, which were at or lower than these expense limits, after the benefit of any custodial credits.

(11) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. The expenses shown above do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

(12) MFS has contractually agreed to bear expenses for these series, subject to reimbursement by the series, such that the series' "Other Expenses" do not exceed 0.15% of the average daily net assets of the series during the current fiscal year. Absent the expense reimbursement, the Total Annual Portfolio Expenses for the year ended December 31, 1999, would have been 1.05% for the MFS Global Governments Series, .97% with respect to the MFS High Income Series and 2.49% with respect to the MFS New Discovery Series. The payments made by MFS on behalf of the series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment, the series' "Other Expenses" will not exceed the percentage set forth above for the series. The obligation of MFS to bear the series' "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursable expenses by MFS or December 31, 2004. MFS may, in its discretion, terminate this arrangement at an earlier date provided that the arrangement will continue for the series until at least May 1, 2001, unless terminated with the consent of the board of trustees which oversees the series.

(13) "Other Expenses" reflects a 0.35% administrative fee for High Yield Bond, a 0.25% administrative fee for Low Duration and Total Return Bond, and a 0.10% administrative fee for StocksPLUS Growth and Income Portfolio.

(14) PIMCO has contractually agreed to reduce total annual Portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75%, 0.65%, 0.65% and 0.65% of the High Yield Bond, Low Duration, StocksPLUS Growth and Income and Total Return Bond
      Portfolios, respectively, of average daily net assets. Without such reductions, the Total Annual Portfolio Expenses would have been .78% and .69% for the Low Duration Bond and Total Return Bond Portfolios, respectively. Management Fees, Service Fees and Other Expenses are restated as of April 1, 2000.

Examples

     o The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

     o    For purposes of the  examples,  the assumed  average  contract size is
          ________.

     o Chart 1 below assumes that you do not select an enhanced death benefit or the Living Benefit rider, which is the least expensive way to purchase the contract.

     o Chart 2 assumes you select the Greater of Annual Step-Up or 5% Annual Increase Death Benefit, the Additional Death Benefit - Earnings Preservation Benefit, plus the Living Benefit rider, which is the most expensive way to purchase the contract.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets: (a) if you surrender the contract at the end of each time period; (b) if you do not surrender the contract or if you apply the account value to an annuity option.

CHART 1


                                                                                Time Periods


                                                           1 Year           3 years          5 years        10 years
------------------------------------------------------- ------------- ------------------- -------------- ---------------
A I M Variable Insurance Funds
         AIM V.I. Capital Appreciation

         AIM V.I. International Equity

         AIM V.I. Value

Alliance Variable Products Series Fund, Inc.
         Premier Growth (Class A)

         Real Estate Investment (Class A)

American Century Variable Portfolios, Inc.
         VP Income & Growth

         VP International

         VP Value

Cova Series Trust
         International Equity

         Large Cap Stock

         Quality Bond

         Select Equity

         Small Cap Stock

         Bond Debenture

         Developing Growth

         Large Cap Research

         Lord Abbett Growth and Income

         Mid-Cap Value

Dreyfus Stock Index Fund

Dreyfus Variable Investment Fund
         Dreyfus VIF - Appreciation

         Dreyfus VIF - Disciplined Stock

Franklin Templeton Variable Insurance Products
Trust, Class 1 Shares
         Franklin Small Cap

         Mutual Shares Securities

         Templeton Developing Markets Securities

         Templeton International Securities

General American Capital Company
         Money Market

Goldman Sachs Variable Insurance Trust
         Goldman Sachs VIT Growth and Income Fund

         Goldman Sachs VIT Internet Tollkeeper Fund

         Goldman Sachs VIT Global Income Fund

         Goldman Sachs VIT International Equity Fund

INVESCO Variable Investment Funds, Inc.
         INVESCO VIF - Dynamics

         INVESCO VIF - High Yield

Kemper Variable Series
         Kemper Government Securities
         Kemper Small Cap Growth
         Kemper Small Cap Value

Scudder Variable Life Investment Fund
         International

Liberty Variable Investment Trust

         Newport Tiger Fund, Variable Series

MFS Variable Insurance Trust
         MFS Emerging Growth

         MFS Global Governments

         MFS Growth with Income

         MFS High Income

         MFS Research

         MFS New Discovery

PIMCO Variable Insurance Trust
         PIMCO High Yield Bond

         PIMCO Low Duration Bond

         PIMCO StocksPLUS Growth & Income

         PIMCO Total Return Bond

Putnam Variable Trust
         Putnam VT Growth and Income - Class IA
         Shares

         Putnam International Growth -
         Class IA Shares

         Putnam International New Opportunities -
         Class 1A Shares

         Putnam VT New Value -
         Class IA Shares

         Putnam VT Vista - Class IA Shares


CHART 2


                                                                                Time Periods


                                                           1 Year           3 years          5 years        10 years
------------------------------------------------------- ------------- ------------------- -------------- ---------------
A I M Variable Insurance Funds
         AIM V.I. Capital Appreciation

         AIM V.I. International Equity

         AIM V.I. Value

Alliance Variable Products Series Fund, Inc.
         Premier Growth (Class A)

         Real Estate Investment (Class A)

American Century Variable Portfolios, Inc.
         VP Income & Growth

         VP International

         VP Value

Cova Series Trust

         International Equity

         Large Cap Stock

         Quality Bond

         Select Equity

         Small Cap Stock

         Bond Debenture

         Developing Growth

         Large Cap Research

         Lord Abbett Growth and Income

         Mid-Cap Value

Dreyfus Stock Index Fund

Dreyfus Variable Investment Fund
         Dreyfus VIF - Appreciation

         Dreyfus VIF - Disciplined Stock

Franklin Templeton Variable Insurance Products
Trust, Class 1 Shares
         Franklin Small Cap

         Mutual Shares Securities

         Templeton Developing Markets Securities

         Templeton International Securities

General American Capital Company
         Money Market

Goldman Sachs Variable Insurance Trust
         Goldman Sachs VIT Growth and Income Fund

         Goldman Sachs VIT Internet Tollkeeper Fund

         Goldman Sachs VIT Global Income Fund

         Goldman Sachs VIT International Equity Fund

INVESCO Variable Investment Funds, Inc.
         INVESCO VIF - Dynamics

         INVESCO VIF - High Yield

Kemper Variable Series
         Kemper Government Securities
         Kemper Small Cap Growth
         Kemper Small Cap Value

Scudder Variable Life Investment Fund
         International

Liberty Variable Investment Trust
         Newport Tiger Fund, Variable Series

MFS Variable Insurance Trust

         MFS Emerging Growth

         MFS Global Governments

         MFS Growth with Income

         MFS High Income

         MFS Research

         MFS New Discovery

PIMCO Variable Insurance Trust
         PIMCO High Yield Bond

         PIMCO Low Duration Bond

         PIMCO StocksPLUS Growth & Income

         PIMCO Total Return Bond

Putnam Variable Trust
         Putnam VT Growth and Income - Class IA
         Shares

         Putnam International Growth -
         Class IA Shares

         Putnam International New Opportunities -
         Class IA Shares

         Putnam VT New Value -
         Class IA Shares

         Putnam VT Vista - Class IA Shares

Explanation of Fee Table

1. After we have had a purchase payment for 7 years, there is no charge by us for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first year, each year you can take up to 10% of your total purchase payments, less the total free withdrawal amount you previously took out in the same contract year without a charge by us. Earnings may be withdrawn at any time without the imposition of the charge.

2. During the accumulation phase, we will not charge the account fee if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, we will charge the account fee.

3. The income base is the amount used to determine the Living Benefit. See "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit - Living Benefit" for a discussion of how the income base is determined.

4. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

1.  THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.

An annuity is a contract between you, the owner, and an insurance company (in this case us), where the insurance company promises to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolios you select for the income phase.

In most states, the contract also contains a fixed account (contact your registered representative regarding your state). The fixed account offers an interest rate that is guaranteed by us. We guarantee that the interest rate credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with our other general assets. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase, unless you make a transfer from the Separate Account to the General Account. The Fixed Account provisions are provided by a rider to your contract and such rider is not intended to be offered by the Prospectus. Please see the terms of your actual contract for more information.

As owner of the contract, you exercise all interest and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned by joint owners (limited to two natural persons). We have described more information on this under "Other Information."

2.  PURCHASE

Purchase Payments

A purchase payment is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

     o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract.

     o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.

     o The maximum we accept is a total of $1 million without our prior approval.

     o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified).

We may terminate your contract by paying you the account value, in one sum if prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000, and the account value on or after the end of such two year period is less than $2,000.

Allocation of Purchase Payments

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. Each allocation must be at least $500 and must be in whole numbers.
We have reserved the right to restrict payments to the fixed account if either of the following conditions exist:

     o the credited interest rate on the fixed account is equal to the guaranteed minimum (currently, 3%); or

     o your contract value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit).

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner. Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes at the close of normal trading on the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

Free Look

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or, the period required in your state). When you cancel the contract within this time period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. If you have purchased the contract as an IRA, or in certain states, we are required to give you back your purchase payment (or such other required amount) if you decide to cancel your contract within 10 days after receiving it (or whatever period is required).

Accumulation Units

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

     1) dividing the value of a portfolio at the end of the current business day by the value of a portfolio for the previous business day, and

     2) multiplying it by one minus the daily amount of the separate account product charges and the death benefit rider charge, if applicable, and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

Example: On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Quality Bond Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Quality Bond Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Quality Bond Portfolio.

Account Value

Account value is equal to the sum of your interests in the investment portfolios and the fixed account.

3.  INVESTMENT OPTIONS

The contract offers 52 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

You should read the prospectuses for these funds carefully. Copies of these prospectuses will be sent to you with your contract. Certain portfolios contained in the fund prospectuses may not be available with your contract. (See Appendix A which contains a summary of investment objectives and strategies for each investment portfolio.)

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

A fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a fund with a small asset base. A fund may not experience similar performance as its assets grow.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

Cova may enter into  certain  arrangements  under  which it is reimbursed by the
investment   portfolios'  advisers,   distributors  and/or  affiliates  for  the
administrative services which it provides to the portfolios.

AIM VARIABLE INSURANCE FUNDS

AIM Variable  Insurance  Funds is a mutual fund with  multiple  portfolios.  AIM
Advisors, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

         o   AIM V.I. Capital Appreciation Fund
         o   AIM V.I. International Equity Fund
         o   AIM V.I. Value Fund


ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Alliance Variable Products Series Fund, Inc. is a mutual fund with multiple portfolios. Alliance Capital Management L.P. is the investment adviser to each portfolio. The following portfolios are available under the contract:

        o   Premier Growth Portfolio (Class A)
        o   Real Estate Investment Portfolio (Class A)

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is mutual fund with multiple portfolios. American Century Investment Management, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

         o   VP Income & Growth Fund
         o   VP International Fund
         o   VP Value Fund

COVA SERIES TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation (Cova Advisory), which is an affiliate of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Cova Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following portfolios are available under the contract:

J.P. Morgan Investment Management Inc. is the sub-adviser to the following portfolios:

         o   International Equity Portfolio
         o   Large Cap Stock Portfolio
         o   Quality Bond Portfolio
         o   Select Equity Portfolio
         o   Small Cap Stock Portfolio

Lord, Abbett & Co. is the sub-adviser to the following portfolios:

         o   Bond Debenture Portfolio
         o   Developing Growth Portfolio
         o   Large Cap Research Portfolio
         o   Lord Abbett Growth and Income Portfolio
         o   Mid-Cap Value Portfolio

DREYFUS STOCK INDEX FUND

The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus Variable Investment Fund is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment adviser. Fayez Sarofim & Co. serves as sub-investment adviser for the Appreciation Portfolio. The following portfolios are available under the contract:

         o   Dreyfus VIF - Appreciation Portfolio
         o   Dreyfus VIF - Disciplined Stock Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Templeton Variable Insurance Products Trust is a mutual fund with multiple portfolios. Effective May 1, 2000, the portfolios of Templeton Variable Products Series Fund were merged into similar portfolios of Franklin Templeton Variable Insurance Products Trust. Each portfolio has two classes of shares:
Class 1 and Class 2. The portfolios available in connection with your contract are Class 1 shares. Franklin Advisers, Inc. is the investment adviser to the Franklin Small Cap Fund, Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund, Templeton
Investment   Counsel,   Inc.  is  the  investment   adviser  for  the  Templeton
International Securities Fund and Franklin Mutual Advisers, LLC is the investment adviser for the Mutual Shares Securities Fund. The following portfolios are available under the contract:

         o   Franklin Small Cap Fund
         o   Mutual Shares Securities Fund
         o   Templeton Developing Markets Securities Fund
         o   Templeton International Securities Fund

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

         o   Money Market Fund

GOLDMAN SACHS VARIABLE INSURANCE TRUST

Goldman Sachs Variable Insurance Trust is a mutual fund with multiple portfolios. Goldman Sachs Asset Management is the investment adviser for the Goldman Sachs VIT Growth and Income Fund and the Goldman Sachs VIT Internet Tollkeeper Fund and Goldman Sachs Asset Management International is the investment adviser for the Goldman Sachs VIT International Equity Fund and the Goldman Sachs VIT Global Income Fund. The following portfolios are available under the contract:

         o   Goldman Sachs VIT Growth and Income Fund
         o   Goldman Sachs VIT International Equity Fund
         o   Goldman Sachs VIT Internet Tollkeeper Fund
         o   Goldman Sachs VIT Global Income Fund

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser. The following portfolios are available under the contract:

         o   INVESCO VIF - Dynamics Fund
         o   INVESCO VIF - High Yield Fund

KEMPER VARIABLE SERIES

Kemper Variable Series is a mutual fund with multiple portfolios. Scudder Kemper Investments, Inc. is the investment adviser for the Kemper Government Securities Portfolio, the Kemper Small Cap Growth Portfolio and the Kemper Small Cap Value Portfolio. The following portfolios are available under the contract:

         o   Kemper Government Securities Portfolio
         o   Kemper Small Cap Growth Portfolio
         o   Kemper Small Cap Value Portfolio

SCUDDER VARIABLE LIFE INVESTMENT FUND

Scudder Variable Life Investment Fund is a mutual fund with multiple portfolios. Scudder Kemper Investments, Inc. is the investment adviser to each portfolio. The following portfolio is available under the contract:

         o   International Portfolio

LIBERTY VARIABLE INVESTMENT TRUST

Liberty Variable Investment Trust is a mutual fund with multiple portfolios. Liberty Advisory Services Corp. (LASC) is the investment manager to the Trust. LASC has engaged Newport Fund Management, Inc. as sub-adviser to provide investment advice for the Newport Tiger Fund, Variable Series. The following portfolio is available under the contract:

         o   Newport Tiger Fund, Variable Series

MFS VARIABLE INSURANCE TRUST

MFS  Variable  Insurance  Trust  is a  mutual  fund  with  multiple  portfolios.
Massachusetts Financial Services Company is the investment adviser to each portfolio. The following portfolios are available under the contract:

         o MFS  Emerging  Growth  Series
         o MFS Global  Governments  Series
         o MFS Growth  With  Income  Series
         o MFS High  Income  Series
         o MFS  Research Series
         o MFS New Discovery Series

PIMCO VARIABLE INSURANCE TRUST

PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company is the investment adviser to each portfolio. The following portfolios are available under the contract:

         o   PIMCO High Yield Bond Portfolio
         o   PIMCO Low Duration Bond Portfolio
         o   PIMCO StocksPLUS Growth and Income Portfolio
         o   PIMCO Total Return Bond Portfolio

PUTNAM VARIABLE TRUST

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

         o Putnam  VT  Growth  and  Income  Fund - Class IA  Shares
         o Putnam  VT International  Growth Fund - Class IA Shares
         o Putnam VT  International New  Opportunities  Fund - Class IA Shares
         o Putnam VT New Value Fund - Class IA Shares
         o Putnam VT Vista Fund - Class IA Shares

Transfers

You can transfer money among the fixed account and the investment portfolios.

The contract provides that you can make 12 transfers every year. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers during the accumulation phase but reserve the right to limit this in the future. The contract also provides that you can make 12 transfers each year without charge. We are not currently charging a transfer fee but we reserve the right to charge such a fee in the future. If such a charge were to be imposed it would be $25 for each transfer over 12. You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. The following apply to any transfer:

     o    Your  request  for  transfer  must  clearly  state  which   investment
          portfolio(s) or the fixed account are involved in the transfer.

     o Your request for transfer must clearly state how much the transfer is for.

     o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre- scheduled transfer programs).

     o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of (a) 25% of the fixed account value at the beginning of the contract year, or (b) the amount transferred out of the fixed account in the prior contract year.

     o During the accumulation phase, your right to make transfers is subject to limitations or modification by us if we determine, in our sole opinion, that the exercise of the right by one or more owners with interests in the investment portfolio is, or would be to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that is considered by us to be to the disadvantage of other owners. A limitation or modification could be applied to transfers to, or from, one or more of the investment portfolios and could include, but is not limited to:

     >    the requirement of a minimum time period between each transfer;

     > not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner;

     > limiting the dollar amount that may be transferred between the investment portfolios by an owner at any one time;

     > requiring that a written transfer request be provided to us, signed by an owner;

     o During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

     o For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if either of the following conditions exist:

     > the credited interest rate is equal to the guaranteed minimum (currently 3%); or

     > your contract value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit).

     o During the accumulation phase, no transfers to the fixed account are allowed for 180 days after the date of a transfer out of the fixed account.

     o During the income phase, you cannot make transfers from the fixed account to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to the fixed account and among the investment portfolios.

Telephone Transfers. You and/or your registered representative on your behalf, can make transfers by telephone. Telephone transfers will be automatically permitted unless you tell us otherwise. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We tape records all telephone instructions.

Pre-Scheduled Transfer Program. There are certain programs that involve transfers that we have pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging, Three Months Market Entry, Automatic Rebalancing and Recognized Asset Allocation Programs.

Dollar Cost Averaging Programs

We offer two dollar cost averaging programs described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one Dollar Cost Averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer one dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.       Standard Dollar Cost Averaging (DCA)

         This program is for new purchase payments only and allows you to systematically transfer a set amount each month from the fixed account or from any investment portfolio to any of the other investment portfolio(s). These transfers are made on a date you select or, if you do not select a date, on the date that purchase payments are allocated to the dollar cost averaging program. You can terminate the program at any time, at which point transfers under the program will stop.

2.       Enhanced Dollar Cost Averaging Program (EDCA)

         The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account to any investment portfolio(s). The transfer amount will be equal to the amount allocated in the EDCA account divided by the number of DCA months. For example, a $12,000 allocation to a 6-month DCA will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

         You can make subsequent purchase payments while you have an active EDCA account in effect. When such subsequent purchase payments are made, they are allocated to your existing EDCA account. When this happens we create "buckets" within your EDCA account. The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made. Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then- current interest rate applied to new allocations to an EDCA account of the same monthly term. Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in-first out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 to $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted. (See Appendix C for further examples of EDCA with multiple purchase payments.)

         The interest rate earned in an EDCA account will be the 3%, plus any additional interest which we may declare from time to time.

         The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payment allocated in the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

         If you decide you no longer want to participate in the program, all money remaining in your Enhanced DCA account will be transferred to the Money Market Fund, unless you specify otherwise.

Three Month Market Entry Program

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

Automatic Rebalancing Program

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. If a Dollar Cost Averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current EDCA or DCA allocations. If you are not participating in a Dollar Cost Averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

Example:
         Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Quality Bond Portfolio and 60% to be in the Select Equity Portfolio.Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Quality Bond Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Quality Bond Portfolio to bring its value back to 40% and use the money to buy more units in the Select Equity Portfolio to increase those holdings to 60%.

Recognized Asset Allocation Programs

We recognize the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the contracts. Certain providers of these types of services have agreed to provide such services to owners in accordance with our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules. Recognized asset allocation programs are only available during the accumulation phase. Currently, we do not charge for participating in a recognized asset allocation program.

Even though we permit the use of recognizing asset allocation programs, the contract was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and when we become aware of such disruptive practices, we may impose restrictions on transfers pursuant to the terms of the contract.

If you participate in an Recognized Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

Voting Rights

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Substitution

We may be required to substitute one or more of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this.

5.   EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

Product Charges

Separate Account Product Charges

Each day, we make a deduction for our separate account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to the optional death benefit rider). We do this as part of our calculation of the value of the accumulation units and the annuity units.

Mortality and Expense Charge. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.00% of the average daily net asset value of each investment portfolio, after fund expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the base contract death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then we will bear the loss. We do, however, expect to profit from this charge. The mortality and expense charge cannot be increased. We may use any profits we make from this charge to pay for the costs of distributing the contract.

Administration Charge. This charge is equal, on an annual basis, to .25% of the daily value of the contract invested in an investment portfolio, after fund expenses have been deducted. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Account Fee

During the accumulation phase, every contract year on your contract anniversary which is the date when your contract was issued, we will deduct $30 from your contract as an account fee. During the accumulation phase, the account fee is deducted pro-rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value. A pro rata portion of the charge will be deducted from the account value if the annuity date is other than a contract anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract. If your account value on the last day of the contract year or on the annuity date is at least $50,000, then we will not deduct the account fee.

Rider Charges

We offer certain optional death benefit riders and a Guaranteed Minimum Income Benefit - Living Benefit rider which you can select when you purchase the contract. If you select one of these death benefit riders and/or the Living Benefit rider, we will assess a charge during the accumulation phase. The charges for these benefits are as follows:

Death Benefit Rider Charge: We assess a daily charge equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:

         Return of Purchase Payment Death Benefit                         .05%
         Annual Step-Up Death Benefit                                     .15%
         Greater of Annual Step-Up or 5% Annual Increase Death Benefit    .30%
         Additional Death Benefit - Earnings Preservation Benefit         .25%

Living Benefit Rider Charge: We assess a rider charge equal to .35% of the income base (see Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit - Living Benefit Rider for a discussion of how the income base is determined) at the time the rider charge is assessed. The charge is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro-rata portion of the rider charge will be assessed. The Living Benefit rider charge is deducted pro-rata from each investment portfolio and the fixed account in the ratio each account bears to your total account value.

Withdrawal Charge

During the accumulation phase, you can make withdrawals from your contract. Once a contract year after the first contract year, you can withdraw up to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year, and no withdrawal charge will be assessed (free withdrawal amount).

A withdrawal charge is assessed against purchase payments withdrawn in excess of the free withdrawal amount. The withdrawal charge is assessed against purchase payments withdrawn. After we have had a purchase payment for 7 years, there is no charge when you withdraw that purchase payment. We do not assess a withdrawal charge on earnings withdrawn from the contract. Earnings are defined as the value in your contract minus remaining purchase payments. The withdrawal charge is calculated at the time of each withdrawal. We keep track of each purchase payment from the date of its receipt. Amounts will be withdrawn from your contract in the following order:

     o Earnings in the contract (earnings are equal to your account value, less purchase payments not withdrawn); and then

     o    The free withdrawal amount described above, if any; then

     o Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

Withdrawal charges are determined in accordance with the following:

Number of Complete Years
from Receipt of Purchase Payment                              % Charge
--------------------------------                              --------
0                                                             7
1                                                             6
2                                                             6
3                                                             5
4                                                             4
5                                                             3
6                                                             2
7 and thereafter                                              0

When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining account value, if sufficient, or from the amount withdrawn.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract.

NOTE: For tax purposes, earnings are considered to come out first.

Reduction or Elimination of the Withdrawal Charge

General

We will reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We will not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of our officer, director, or employee of ours or any of our affiliates nor will we deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract.

Nursing Home or Hospital Confinement Waiver

We will not impose a withdrawal charge if, after you have owned the contract for one year, you, or your joint owner, becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes under a doctor's care. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. This is called the Nursing Home or Hospital Confinement Waiver.

Terminal Illness Waiver

After the first contract anniversary, we will waive the withdrawal charge if you, or your joint owner, are terminally ill and not expected to live more than 12 months; you were not diagnosed with the terminal illness on the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date.

Premium Taxes

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is our current practice to not charge anyone for these taxes until annuity payments begin. We may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

Transfer Fee

We currently allow unlimited transfers without charge during the accumulation period. However, we have reserved the right to limit the number of transfers to 12 free transfers per year and to charge a transfer fee of $25 for transfers greater than 12 in any year. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

Income Taxes

We will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

Investment Portfolio Expenses

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fee table in this prospectus and the fund prospectuses. These deductions and expenses are not charges under the terms of the contract but are represented in the share values of the investment options.

5.   ANNUITY PAYMENTS (THE INCOME PHASE)

Annuity Date

Under the contract you can receive regular income payments (referred to as annuity payments). You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month.

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Unless you choose an annuity date, it will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued.

Annuity Payments

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the:

        o         fixed account,
        o         the available investment portfolio(s), or
        o         a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date. You may elect to receive annuity payments monthly, quarterly, semi-annually or annually.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

         1) the value of your contract in the investment portfolio(s) on the annuity date,
         2) the assumed investment rate (you select) used in the annuity table for the contract, and
         3)  the  performance  of  the investment portfolios you selected.

At the time you purchase the contract,  you select the assumed investment return
(AIR), which must be acceptable to us. You can change the AIR with 30 days notice to us prior to annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your annuity payments will decrease.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an Annuity Option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

Annuity Options

You can choose among income plans. We call those annuity options. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

Option 1. Life Annuity. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after to the annuitant's death.

Option 2. Life Annuity With 10 Years of Annuity Payments Guaranteed. Under this option, we will make annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. If you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

Option 3. Joint and Last Survivor Annuity. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

Option 4. Joint and Last Survivor Annuity with 10 Years of Annuity Payments Guaranteed. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. However, if, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. If you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

Guaranteed Minimum Income Benefit - Living Benefit

At the time you buy the contract, you can elect the guaranteed minimum income benefit (Living Benefit) rider.

The Living Benefit guarantees you a minimum (floor) of fixed income once you begin to receive annuity payments. This floor of fixed income results from annuitizing the Living Income Base (described below) at the Living Benefit annuity purchase rates. You always retain the right to receive annuity payments at any time under the terms of the base annuity contract at the current rates. Upon the exercise of the Living Benefit, your annuity payments will be the greater of:

     o the annuity payment provided by using the Income Base at the Living Benefit purchase rates; or

     o the annuity payment provided using the adjusted account values at the then current annuity purchase rate (for the same annuity option).

When you elect to receive annuity payments under the Living Benefit, you have your choice of two annuity options:

     o a life annuity with a ten year period certain (certain period shortens for ages 80 and above); or

     o    a joint survivor life annuity with a 10 year period certain.

You can only elect the Living Benefit when you purchase the contract and you are under age 75.

Example of Living Benefit:

                           For a male age 55 with an initial purchase payment of $100,000 and no subsequent purchase payments or partial withdrawals, the following minimum (floor) of fixed income is guaranteed under the Living Benefit for various ages at which annuity payments begin:



  Issue Age:               Age when payments begin       Minimum Monthly Annuity
                                                                 Payments

      55                              65                               $785
                                      70                             $1,187
                                      75                             $1,812

                           The example does not show the impact of the Highest Anniversary Value (see below) and it also does not reflect the impact of any applicable premium taxes.

Exercising the Living Benefit:

     o You may only elect an annuity date that is within 30 days after any contract anniversary beginning with the 10th contract anniversary.

     o We will deduct any applicable withdrawal charges from the income base on the date you exercise the Living Benefit rider. We may also deduct premium taxes from the income base.

     o You must elect an annuity date on or before the 30th day following the contract anniversary immediately after your 85th birthday.

Terminating the Living Benefit Rider:

The Living Benefit rider will terminate upon the earliest of:

     o The date you elect to receive annuity payments either under the Living Benefit rider or the contract;

     o The 30th day following the contract anniversary immediately after your 85th birthday;

     o    The date you make a complete withdrawal of your account value;

     o Death of the owner, or death of the annuitant if a non-natural person owns the contract; or

     o    Change of the owner, for any reason.

Income Base

The income base is the greater of (a) or (b) below:

     (a) Highest Anniversary Value: On the issue date, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

     (b)  Annual Increase Amount:  On the issue date, the annual increase amount
          is equal to your initial purchase  payment.  Thereafter,  the   annual
          increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;

         (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to (1) or (2) as defined below:

                           (1) The withdrawal adjustment for each partial withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal; or

                           (2) If total partial withdrawals in a contract year are 6% or less of the annual increase amount on the previous contract anniversary, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total partial withdrawals in that contract year. These withdrawal
                                    adjustments   will  replace  the  withdrawal
                                    adjustments defined in (1) above and will be treated as though the corresponding partial withdrawals occurred at the end of that contract year.

It is possible that the income base can be greater than your account value. The income base is not available for withdrawals and is only used for purposes of calculating the Living Benefit Payment and charges for the Living Benefit rider.

While the Living Benefit rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then annuitant will mean owner in determining the income base and Living Benefit payment. If joint owners are named, the age of the oldest will be used to determine the income base.

The election of the Living Benefit may or may or may not satisfy the minimum distribution requirements. You should contact your own tax advisor about your circumstances.

6.   TAXES

NOTE: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in the Statement of Additional Information.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code of 1986 (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract--qualified or non-qualified (see the following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includable in income.

When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

Qualified and Non-Qualified Contracts

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans.

A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Loans will not be available under the contract. You should consult your tax adviser regarding these features and benefits prior to purchasing a qualified contract.

Withdrawals - Non-Qualified Contracts

If you make a withdrawal from your non-qualified contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are included in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Certain withdrawals are not subject to the penalty. They include any amounts:

         (1) paid on or after the taxpayer reaches age 59 1/2;
         (2) paid after you die;
         (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);
         (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;
         (5) paid under an immediate annuity; or
         (6) which come from purchase payments made prior to August 14, 1982.

Withdrawals - Qualified Contracts

If you make a withdrawal from your qualified contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax purchase payments to the after-tax purchase payments in your contract. If all of your purchase payments were made with pre-tax money then the full amount of any withdrawal is includable in taxable income. Special rules may apply to withdrawals from certain types of qualified contracts.

The Code also provides that any amount received under a qualified contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Certain withdrawals are not subject to the penalty. They include any amounts:

         (1)   paid on or after you reach age 59 1/2;
         (2)   paid after you die;
         (3) paid if you become totally disabled (as that term is defined in the Code);
         (4) paid to you after leaving your employment in a series of substantially equal periodic payments made annually (or more frequently) under a lifetime annuity;
         (5) paid to you after you have attained age 55 and you have left your employment;
         (6) paid for certain allowable medical expenses (as defined in the Code);
         (7) paid  pursuant  to a qualified  domestic relations  order;
         (8) paid on account of an IRS levy upon the qualified contract;
         (9) paid from an IRA for medical insurance (as defined in the Code);
         (10) paid from an IRA for qualified higher education  expenses; or
         (11) paid from an IRA for up to $10,000 for qualified first-time homebuyer expenses (as defined in the Code).

The exceptions in (5) and (7) above do not apply to IRAs. The exception in (4) above applies to IRAs but without the requirement of leaving employment.

We have provided a more complete discussion in the Statement of Additional Information.

Withdrawals - Tax-Sheltered Annuities

The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement by owners from Tax-Sheltered Annuities. Withdrawals can only be made when an owner:

         (1) reaches age 59 1/2;
         (2) leaves his/her job;
         (3) dies;
         (4) becomes  disabled (as that term is defined in the Code);  or
         (5) in the case of hardship.

However, in the case of hardship, the owner can only withdraw an amount equal to the purchase payments and not any earnings.

Death Benefits

Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or annuity payments. Estate taxes may also apply.

If the death benefit riders are to be used with a qualified contract, such death benefits may be considered by the Internal Revenue Service as "incidental death benefits." The Code imposes limits on the amount of incidental death benefits allowable for qualified contracts, and if the death benefits selected by you are considered to exceed such limits, the provisions of such benefits could result in currently taxable income to the owners of the qualified contracts. Furthermore, the Code provides that the assets of an IRA may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or account value. The contract offers death benefits which may exceed the greater of purchase payments or account value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Diversification

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the shares of the investment portfolios.

Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

7.  ACCESS TO YOUR MONEY

You (or in the case of (3) below, your beneficiary) can have access to the money in your contract:

         (1) by making a withdrawal (either a partial or a complete withdrawal);
         (2) by  electing  to  receive  annuity  payments; or
         (3) when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

        o         less any applicable withdrawal charge,
        o         less any premium tax,
        o         less any account fee, and
        o         less any applicable pro-rata Living Benefit rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio or fixed account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate  Account within seven
(7) days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see "Taxes" and the discussion in the Statement of Additional Information.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

Systematic Withdrawal Program

You may elect the Systematic Withdrawal Program at any time. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly. We do not have any charge for this program, but reserve the right to charge in the future. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of withdrawal charge see "Expenses" above.)

Income taxes, tax penalties and certain restrictions may apply to Systematic Withdrawals.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     (2)  trading on the New York Stock Exchange is restricted;

     (3) an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios;

     (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

8.  PERFORMANCE

We periodically advertise performance of the various investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the separate account product charges and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge and Living Benefit rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the separate account product charges, account fee, withdrawal charges, Living Benefit rider charge and the investment portfolio expenses.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, for certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets. Appendix B contains performance information that you may find informative. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and results shown are not necessarily representative of future results.

9.  DEATH BENEFIT

Upon Your Death

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

The death benefit is the account value determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. At the time you purchase the contract, you can select one of the following death benefit riders instead:

         o        Return of Purchase Payments Death Benefit
         o        Annual Step-Up Death Benefit
         o        Greater of Annual Step-Up or 5% Annual Increase Death Benefit

You can also select the Additional Death Benefit - Earnings Preservation Benefit (not available in connection with a qualified contract).

If you select one of these death benefits, we will issue a rider to your contract. The death benefits are described below. Check your contract and rider for the specific provisions applicable. One or more riders may not be available in your state (check with your registered representative regarding availability).

If a non-natural person owns the contract, then annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

Return of Purchase Payment Death Benefit

The death benefit will be the greater of:

         (1)      the account value; or
         (2)      total  purchase  payments,   reduced  proportionately  by  the
                  percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

Example of Return of Purchase Payments Death Benefit

The following graph demonstrates how the Return of Purchase Payments Death Benefit works given various hypothetical account values. The graph assumes that the owner was 69 when the contract was purchased and provides hypothetical account values up to age 82. The example assumes that the contract was purchased with $100,000 and no additional purchase payments were made nor were any partial withdrawals made.

[THE  FOLLOWING  TABLE  WILL  BE  REPRESENTED  AS A LINE  CHART  IN THE  PRINTED
MATERIAL.]


                     Return of Purchase                  Account
                          Payment                         Value
                          -------                         -----
            69            $100,000                      $100,000
            70            100,000                        80,000
            71            100,000                        100,000
            72            100,000                        120,000
            73            100,000                        100,000
            74            100,000                        80,000
            75            100,000                        120,000
            76            100,000                        140,000
            77            100,000                        120,000
            78            100,000                        140,000
            79            100,000                        160,000
            80            100,000                        140,000
            81            100,000                        170,000
            82            100,000                        140,000

Annual Step-Up Death Benefit

The death benefit will be the greatest of:

     (1)  the account value; or

     (2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

     (3)  the highest anniversary value, as defined below.

         On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

         o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and
         o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

Example of Annual Step-up Death Benefit

The following graph demonstrates how the Annual Step-up Death Benefit works given various hypothetical account values. The graph assumes that the owner was 69 when the contract was purchased and provide hypothetical account values up to age 82. The example assumes that the contract was purchased with $100,000 and no additional purchase payments were made nor were any partial withdrawals made.

[THE  FOLLOWING  TABLE  WILL  BE  REPRESENTED  AS A LINE  CHART  IN THE  PRINTED
MATERIAL.]


                                                               Account
                             Annual Step-Up                     Value
                             --------------                     -----
                 69             $100,000                      $100,000
                 70             100,000                        80,000
                 71             100,000                        100,000
                 72             120,000                        120,000
                 73             120,000                        100,000
                 74             120,000                        80,000
                 75             120,000                        120,000
                 76             140,000                        140,000
                 77             140,000                        120,000
                 78             160,000                        140,000
                 79             160,000                        160,000
                 80             160,000                        140,000
                 81             160,000                        170,000
                 82             160,000                        140,000

Greater of Annual Step-Up or 5% Annual Increase Death Benefit

The death benefit will be the greater of:

         (1)      the account value; or
         (2)      the enhanced death benefit.

         The enhanced death benefit is the greater of (a) or (b) below:

     (a)  Highest  Anniversary  Value:  On the date we issue your contract,  the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

     (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

     (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

     (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

     (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

     (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

Example of Greater of Annual Step-up or 5% Annual Increases Benefit

The following graph demonstrates how the Greater of Annual Step-up or 5% Annual Increase Death Benefit works given various hypothetical account values. The graph assumes that the owner was 69 when the contract was purchased and provides the hypothetical account values up to age 82. The example assumes that the contract was purchased with $100,000 and no additional purchase payments were made nor were any partial withdrawals made. The annual percentage increase is 5%.

[THE FOLLOWING TABLE WILL BE PRESENTED AS A LINE CHART IN THE PRINTED MATERIAL.]


                    5% Annual             Annual            Account
                     Increase            Step-up             Value
                     --------            -------             -----
            69       $100,000            $100,000           $100,000
            70       100,000             100,000             80,000
            71       100,000             100,000            100,000
            72       120,000             120,000            120,000
            73       120,000             120,000            100,000
            74       120,000             120,000             80,000
            75       120,000             120,000            120,000
            76       140,000             140,000            140,000
            77       140,000             140,000            120,000
            78       140,000             140,000            140,000
            79      162,889.5            160,000            160,000
            80      171,033.9            160,000            140,000
            81      171,033,9            160,000            170,000
            82      171,033,9            160,000            140,000


Additional Death Benefit - Earnings Preservation Benefit

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner.

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

     (a)  is the death benefit under your contract; and

     (b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract (earnings are equal to your account value less purchase payments not withdrawn), and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with table below) times the result of (a) - (b), where:

         (a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

         (b) is total purchase payments not withdrawn. For purposes of calculating this value partial withdrawals are first applied against earnings in the contract (earnings are equal to your account value less purchase payments not withdrawn) and then against purchase payments not withdrawn.

                                     Benefit Percentage

                              Issue Age                    Percentage

                           Ages 69 or younger                 40%
                           Ages 70-79                         25%
                           Ages 80 and above                   0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate.

If you own a qualified contract,  you may not elect the Additional Death Benefit
- Earnings Preservation Benefit.

Example of Additional Death Benefit-Earnings Preservation Benefit

The following graph demonstrates how the Additional Death Benefit Earning Preservation works given various hypothetical account values. The graph assumes that the owner was 69 when the contract was purchased and provides hypothetical account values up to 82. The example assumes that the contract was purchased with $100,000 and no additional purchase payments were made or were any partial withdrawals made.

[THE FOLLOWING TABLE WILL BE PRESENTED AS A LINE CHART IN THE PRINTED MATERIAL.]


                     5% Annual       Account                     Additional
                      Increase        Value       Earnings     Death Benefit
                      --------        -----       -------      -------------
              69      $100,000      $100,000         --             --
              70      100,000        80,000          --             --
              71      100,000        100,000         --             --
              72      100,000        120,000       20,000          8,000
              73      100,000        100,000         --             --
              74      100,000        120,000         --             --
              75      100,000        120,000       20,000          8,000
              76      100,000        140,000       40,000          16,000
              77      100,000        120,000       20,000          8,000
              78      100,000        140,000       40,000          16,000
              79      100,000        160,000       60,000          24,000
              80      100,000        140,000       40,000          16,000
              81      100,000        170,000       70,000          28.000
              82      100,000        140,000       40,000          16.000

General Death Benefit Provisions

The death benefit  amount  remains in the Separate  Account  until  distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to the investment risk. This risk is borne by the beneficiary.

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name. If continued, the account value will be adjusted to equal the death benefit. (See the provisions above for the specifics on spousal continuation of a contract.)

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date Cova receives proof of death. If Cova does not receive an election during such time, it will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

Death of Annuitant

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

10. OTHER INFORMATION

Cova

Cova Financial Services Life Insurance Company (Cova) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Cova which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of General American Life. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers.

We are licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.

The Separate Account

We have established a separate account, Cova Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Missouri insurance law February 24, 1987. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

Distributor

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is our affiliate.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to ____% of purchase payments but, under certain circumstances, may be paid up to ____%. Sometimes, we enter into an agreement with the broker-dealer to pay the broker- dealer persistency bonuses, in addition to the standard commissions.

Ownership

Owner

You, as the owner of the contract, have all the interest and rights under the contract. The owner is as designated at the time the contract is issued, unless changed.

Joint Owner

The contract can be owned by joint owners, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

Annuitant

The annuitant is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The annuitant and the owner do not have to be the same person.

Assignment

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by it. We will not be liable for any payment or other action it takes in accordance with the contract before it records the assignment. An assignment may be a taxable event.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

Financial Statements

Our consolidated financial statements and those of the Separate Account have been included in the Statement of Additional Information.

Table of Contents of the Statement of Additional Information

   Company
   Experts
   Legal Opinions
   Distribution
   Calculation of Performance Information
   Federal Tax Status
   Annuity Provisions
   Financial Statements



                                   APPENDIX A


PARTICIPATING INVESTMENT PORTFOLIOS

Below are the investment objectives of each investment portfolio available under the Contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AIM VARIABLE INSURANCE FUNDS

AIM Variable Insurance funds is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

AIM V.I. CAPITAL APPRECIATION FUND

Investment Objective: The Fund's investment objective is growth of capital through investment in common stocks, with emphasis on medium- and small-sized companies. The portfolio managers focus on companies they believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

AIM V.I. INTERNATIONAL EQUITY FUND

Investment Objective: The Fund's investment objective is to achieve long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. VALUE FUND

Investment Objective: The Fund's investment objective is to achieve long-term growth of capital by investing primarily in equity securities judged by the Fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.:

Alliance Variable Products Series Fund, Inc. is a mutual fund with multiple portfolios. Alliance Capital Management L.P. is the investment adviser to each portfolio. The following portfolios are available under the contract:


PREMIER GROWTH PORTFOLIO (Class A)

Investment Objective: The Portfolio's investment objective is growth of capital by pursuing aggressive investment policies. The Portfolio invests primarily in equity securities of U.S. companies. Normally, the Portfolio invests in about 40-50 companies, with the 25 most highly regarded of these companies usually constituting approximately 70% of the Portfolio's net assets.

REAL ESTATE INVESTMENT PORTFOLIO (Class A)

Investment Objective: The Portfolio's investment objective is total return from long-term growth of capital and income principally through investing in equity securities of companies that are primarily engaged in or related to the real estate industry.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:

American Century Investment Management, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

VP INCOME & GROWTH FUND

Investment Objective: The Fund seeks dividend growth, current income and capital appreciation by investing in common stocks.

VP INTERNATIONAL FUND

Investment   Objective:   The  Fund  seeks   capital   growth  by  investing  in
internationally diversified stocks of companies that the adviser believes will increase in value over time.

VP VALUE FUND

Investment Objective: The Fund seeks long-term capital growth by investing primarily in common stocks. Income is a secondary objective.

COVA SERIES TRUST:

Cova Series Trust is managed by Cova Investment Advisory Corporation (Cova Advisory), which is an affiliate of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Cova Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following portfolios are available under the contract:

PORTFOLIOS MANAGED BY J. P. MORGAN INVESTMENT MANAGEMENT INC.:

INTERNATIONAL EQUITY PORTFOLIO

Investment Objective: The International Equity Portfolio seeks to provide a high total return from a portfolio of equity securities of foreign corporations.

LARGE CAP STOCK PORTFOLIO

Investment Objective: The Large Cap Stock Portfolio seeks to provide long-term growth of capital and income.

QUALITY BOND PORTFOLIO

Investment Objective: The Quality Bond Portfolio seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity.

SELECT EQUITY PORTFOLIO

Investment  Objective:   The  Select  Equity  Portfolio  seeks  to  provide
long-term growth of capital and income.

SMALL CAP STOCK PORTFOLIO

Investment Objective: The Small Cap Stock Portfolio seeks to provide a high total return from a portfolio of equity securities of small companies.

PORTFOLIOS MANAGED BY LORD, ABBETT & CO.:

BOND DEBENTURE PORTFOLIO

Investment Objective: The Bond Debenture Portfolio seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

DEVELOPING GROWTH PORTFOLIO

Investment Objective: The Developing Growth Portfolio seeks long-term growth of capital through a diversified and actively-managed portfolio consisting of developing growth companies, many of which are traded over the counter.

LARGE CAP RESEARCH PORTFOLIO

Investment Objective: The Large Cap Research Portfolio seeks growth of capital and growth of income consistent with reasonable risk.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

Investment Objective: The Lord Abbett Growth and Income Portfolio seeks to achieve long-term growth of capital and income without excessive fluctuation in market value.

MID-CAP VALUE PORTFOLIO

Investment Objective: The Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

DREYFUS STOCK INDEX FUND:

The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

Investment Objective: The Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the Fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.

DREYFUS VARIABLE INVESTMENT FUND:

The Dreyfus Variable Investment Fund is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment adviser. Fayez Sarofim & Co. serves as sub-investment adviser to the Appreciation Portfolio. The following portfolios are available under the contract:

APPRECIATION PORTFOLIO

Investment Objective: The Portfolio seeks long-term capital growth consistent with the preservation of capital; current income is a secondary goal. To pursue these goals, the Portfolio invests in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase. These established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth.

DISCIPLINED STOCK PORTFOLIO

Investment Objective: The Portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index (S&P 500). To pursue this goal, the Portfolio invests in a blended portfolio of growth and value stocks chosen through a disciplined investment process. Consistency of returns and stability of the Portfolio's share price compared to the S&P 500 are primary goals of the process.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, CLASS 1
SHARES:

Franklin Templeton Variable Insurance Products Trust is a mutual fund with multiple portfolios. Effective May 1, 2000 the portfolios of Templeton Variable Products Series Fund were merged into similar portfolios of Franklin Templeton Variable Insurance Products Trust. Each portfolio has two classes of shares:

Class 1 and Class 2. The portfolios available in connection with your contract are Class 1 shares. Franklin Advisers, Inc. is the investment adviser for the Franklin Small Cap Fund, Franklin Mutual Advisers, LLC is the investment adviser for the Mutual Shares Securities Fund, Templeton Investment Counsel, Inc. is the investment adviser for the Templeton International Securities Fund, and Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund. The following portfolios are available under the contract

MUTUAL SHARES SECURITIES FUND

Investment Objective and Principal Investments: The Fund's principal goal is capital appreciation. Its secondary goal is income. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

FRANKLIN SMALL CAP FUND

Investment Objective and Principal Investments: The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of U.S. small capitalization (small cap) growth companies.

TEMPLETON INTERNATIONAL SECURITIES FUND

Investment Objective and Principal Investments: The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities of companies located outside the U.S., including in emerging markets.

TEMPLETON  DEVELOPING  MARKETS  SECURITIES FUND

Investment Objective: The Fund's investment goal is long-term capital appreciation. Under normal market conditions, the Fund will invest at least 65% of its total assets in emerging market equity securities. Emerging market equity securities generally include equity securities that trade in emerging markets or are issued by companies that derive revenue from goods or services produced, or that have their principal activities or assets in, emerging market countries.

GENERAL AMERICAN CAPITAL COMPANY:

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

MONEY MARKET FUND

Investment Objective: The Money Market Fund's investment objective is to provide investors with current income while preserving capital and maintaining liquidity. The Fund seeks to achieve this objective by investing primarily in high-quality, short-term money market instruments. The Fund purchases securities that meet the quality, maturity, and diversification requirements applicable to money market funds.

GOLDMAN SACHS VARIABLE INSURANCE TRUST:

Goldman Sachs Variable Insurance Trust is a mutual fund with multiple portfolios. Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co., is the investment adviser for the Goldman Sachs VIT Growth and Income Fund and Goldman Sachs VIT Internet Tollkeeper Fund and Goldman Sachs Asset Management International is the investment adviser for the Goldman Sachs VIT International Equity Fund and the Goldman Sachs VIT Global Income Fund. The following portfolios are available under the contract:

GOLDMAN SACHS VIT GLOBAL INCOME FUND

Investment Objective: The Fund seeks a high total return, emphasizing current income, and, to a lesser extent, providing opportunities for capital appreciation. The Fund invests primarily in a portfolio of high quality fixed-income securities of U.S. and foreign issuers and enters into transactions in foreign currencies.

GOLDMAN SACHS VIT INTERNET TOLLKEEPER FUND

Investment Objective: The Fund seeks long-term growth of capital by investing, under normal circumstances, at least 90% of its total assets in equity securities and at least 65% of its total assets in equity securities of
"Internet Tollkeeper" companies, which are companies in the media, telecommunications, technology and Internet sectors which provide access, infrastructure, content and services to Internet companies and Internet users.


GOLDMAN SACHS VIT GROWTH AND INCOME FUND

Investment Objective: The Fund seeks long-term growth of capital and growth of income by investing in large capitalization U.S. stocks that are believed to be undervalued or undiscovered in the marketplace.

GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND

     Investment Objective: The Fund seeks long-term capital appreciation by investing primarily in equity securities of companies organized outside the United States or whose securities are principally traded outside the United States. The Fund intends to invest in companies with public stock market capitalizations that are larger than $1 billion at the time of investment.

INVESCO VARIABLE INVESTMENT FUNDS, INC.:

     INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser. The following portfolios are available under the contract:

INVESCO VIF - DYNAMICS FUND

Investment Objective: The Fund tries to buy securities that will increase in value over the long term. It is aggressively managed. Because its strategy includes many short-term factors - including current information about a company, investor interest, price movements of a company's securities and general market and monetary conditions - securities in its portfolio usually are bought and sold relatively frequently. The Fund invests in a variety of securities that the adviser believes present opportunities for capital growth - primarily common stocks of companies traded on U.S. securities exchanges, as well as over-the-counter. The Fund also may invest in preferred stocks (which generally pay higher dividends than common stocks) and debt instruments that are convertible into common stocks, as well as in securities of foreign companies.

INVESCO VIF - HIGH YIELD FUND

Investment Objective: The Fund seeks to provide a high level of current income, with growth of capital as a secondary objective. It invests substantially all of its assets in lower-rated debt securities, commonly called "junk bonds," and preferred stock, including securities issued by foreign companies. These debt securities are highly sensitive to changes in interest rates; in general, as interest rates rise, the value of these securities will decline. Because the debt securities held by the Fund tend to be lower rated, they are more susceptible to the impact of overall fluctuations in the economy than other, higher-rated debt securities. Although these securities carry with them higher risks, they generally provide higher yields - and therefore higher income - than higher-rated debt securities.

KEMPER VARIABLE SERIES:

Kemper Variable Series is a mutual fund with multiple portfolios. Scudder Kemper Investments, Inc. is the investment adviser for the Kemper Government Securities Portfolio, the Kemper Small Cap Growth Portfolio and the Kemper Small Cap Value Portfolio. The following portfolios are available under the contract:

KEMPER GOVERNMENT SECURITIES PORTFOLIO

Investment Objective: Kemper Government Securities seeks high current return consistent with preservation of capital. The Portfolio pursues its objective by investing at least 65% of its total assets in U.S. Government securities and repurchase agreements of U.S. Government securities.

KEMPER SMALL CAP GROWTH PORTFOLIO

Investment Objective: Kemper Small Cap Growth Portfolio seeks maximum appreciation of investors' capital. The Portfolio pursues its objective by investing at least 65% of its total assets in small capitalization stocks similar in size to those companies comprising the Russell 2000 Index. Many of these companies would be in the early stages of their life cycle. Equity securities in which the Portfolio invests consist primarily of common stocks, but may include convertible securities, including warrants and rights.

KEMPER SMALL CAP VALUE PORTFOLIO

Investment Objective: Kemper Small Cap Value Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in a diversified portfolio of the stocks of small U.S. companies, which are those similar in size to those comprising the Russell 2000 Index and that the investment manager believes to be undervalued. Under normal market conditions, the Portfolio invests at least 65% of its assets in small capitalization stocks similar in size to those comprising the Russell 2000 Index.

SCUDDER VARIABLE LIFE INVESTMENT FUND:

The Scudder Variable Life Investment Fund is a mutual fund with multiple portfolios. Scudder Kemper Investments, Inc. is the investment adviser to each portfolio. The following portfolio is available under the contract:

INTERNATIONAL PORTFOLIO

Investment Objective: The International Portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.


LIBERTY VARIABLE INVESTMENT TRUST:

Liberty Variable Investment Trust is a mutual fund with multiple portfolios. Liberty Advisory Services Corp. (LASC) is the investment manager to the Trust. LASC has engaged Newport Fund Management, Inc. as sub-adviser to provide investment advice for the Newport Tiger Fund, Variable Series. The following portfolio is available under the contract:

NEWPORT TIGER FUND, VARIABLE SERIES

Investment Objective: The Fund seeks long-term capital appreciation. Under normal market conditions, the Fund invests primarily in stocks of companies located in the nine Tiger countries of Asia. The Tigers of Asia are Hong Kong, Singapore, South Korea, Taiwan, Malaysia, Thailand, Indonesia, The People's Republic of China and the Philippines. The Fund typically invests in stocks of larger, well-established companies.

MFS VARIABLE INSURANCE TRUST:

MFS  Variable  Insurance  Trust  is a  mutual  fund  with  multiple  portfolios.
Massachusetts Financial Services Company is the investment adviser to each portfolio. The following portfolios are available under the contract:

MFS EMERGING GROWTH SERIES

Investment Objective: The Series' investment objective is long term growth of capital. The Series invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities of emerging growth companies.

MFS GLOBAL GOVERNMENTS SERIES

Investment Objective: The Series' investment objective is to provide income and capital appreciation. The Series invests primarily in U.S. and foreign government securities.

MFS GROWTH WITH INCOME SERIES

Investment Objective: The Series' investment objective is to provide reasonable current income and long-term growth of capital and income. The Series invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities.

MFS HIGH INCOME SERIES

Investment Objective: The Series' investment objective is to provide high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of which may involve equity features. The Series invests, under normal market conditions, at least 80% of its total assets in high yield fixed income securities which generally are lower rated bonds commonly known as junk bonds. Junk bonds are subject to a substantially higher degree of risk than higher rated bonds.

MFS RESEARCH SERIES

Investment Objective: The Series' investment objective is long-term growth of capital and future income. The Series invests, under normal market conditions, at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

MFS NEW DISCOVERY SERIES

Investment Objective: The Series' investment objective is capital appreciation. The Series invests, under normal market conditions, at least 65% of its total assets in equity securities of emerging growth companies.

PIMCO VARIABLE INSURANCE TRUST:

PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company is the investment adviser to each portfolio. The following portfolios are available under the contract:

PIMCO HIGH YIELD BOND PORTFOLIO

Investment Objective: The High Yield Bond Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. The High Yield Bond Portfolio invests under normal circumstances at least 65% of its assets in a diversified portfolio of high yield securities rated at least B by Moody's or S&P, or, if unrated, determined by the adviser to be of comparable quality.

PIMCO LOW DURATION BOND PORTFOLIO

Investment Objective: The Low Duration Bond Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. The Low Duration Bond Portfolio invests under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO

Investment Objective: The StocksPLUS Growth and Income Portfolio seeks to achieve a total return which exceeds the total return performance of the S&P
500. The StocksPLUS Growth and Income Portfolio invests in common stocks, options, futures, options on futures and swaps. Under normal market conditions, the Portfolio invests substantially all of its assets in S&P 500 derivatives, backed by a portfolio of fixed income instruments.

PIMCO TOTAL RETURN BOND PORTFOLIO

Investment Objective: The PIMCO Total Return Bond Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. The Total Return Bond Portfolio invests under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

PUTNAM VARIABLE TRUST:

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:


PUTNAM VT GROWTH AND INCOME FUND-CLASS IA SHARES

Investment Objective: The Fund seeks capital growth and current income.

 PUTNAM VT INTERNATIONAL GROWTH FUND-CLASS IA SHARES

Investment Objective: The Fund seeks capital appreciation.

PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND-CLASS IA SHARES

Investment Objective: The Fund seeks long-term capital appreciation.

PUTNAM VT NEW VALUE FUND-CLASS IA SHARES

Investment Objective: The Fund seeks long-term capital appreciation.

PUTNAM VT VISTA FUND-CLASS IA SHARES

Investment Objective: The Fund seeks capital appreciation.

                                   APPENDIX B
                             PERFORMANCE INFORMATION

Future performance will vary and the results shown are not necessarily representative of future results.

Note: The figures below present investment performance information for the periods ended _________________. While these numbers represent the returns as of that date, they do not represent performance information of the portfolios since that date. Performance information for the periods after _______________ may be different than the numbers shown below.

PART 1 - SEPARATE ACCOUNT PERFORMANCE

The portfolios  listed below began operations  before  __________________.  As a
result,   performance  information  is  available  for  the  accumulation  units investing in these portfolios.

         o Column A presents performance figures for the accumulation units which reflect the separate account product charges, the account fee, death benefit rider charge (Greater of Annual Step-Up or 5% Annual Increase Death Benefit) and Living Benefit rider charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.
         o Column B presents performance figures for the accumulation units which reflect the separate account product charges and fees and expenses of each portfolio.
         o Performance figures shown for sub-accounts in existence for less than one year are not annualized.

Total Return for the periods ended _____________:


- ----------------------------------------------------------------------------------------------------------------------------------


                                                                                    Accumulation Unit Performance

                                                                       Column A                                Column B
                                                                     (reflects all                        (reflects separate
                                                                      charges and                       account product charges
                                                                  portfolio expenses)                   and portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                                Separate Account
                                 Inception Date                                    Since                                Since
Portfolio                        in Portfolio               1 yr         5 yrs     inception          1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance
Funds

   AIM V.I. Capital
     Appreciation                   12/31/97

   AIM V.I. International
     Equity                         12/31/97

   AIM V.I. Value                   12/31/97

- ----------------------------------------------------------------------------------------------------------------------------------

Alliance Variable Products
Series Fund, Inc.

   Premier Growth (Class A)         12/31/97

   Real Estate Investment (Class A) 12/31/97
- ----------------------------------------------------------------------------------------------------------------------------------
Cova Series Trust

   Bond Debenture                   5/1/96

   Developing Growth                8/20/97

   International Equity             5/1/96

   Large Cap Research               8/20/97

   Large Cap Stock                  5/1/96

   Lord Abbett Growth and Income    1/8/99

   Mid-Cap Value                    8/20/97

   Quality Bond                     5/1/96

   Select Equity                    5/1/96

   Small Cap Stock                  5/1/96
- ----------------------------------------------------------------------------------------------------------------------------------

Franklin Templeton Variable Insurance Products Trust,
Class 1 Shares

   Mutual Shares Securities (1)    5/1/98

   Templeton Developing
     Markets Securities (2)        5/1/98

   Templeton International
     Securities (3)                5/1/98

   Franklin Small Cap (4)          3/1/99
- ----------------------------------------------------------------------------------------------------------------------------------

   (1) Effective May 1, 2000,  the Mutual Shares  Investments  Fund  (previously offered  under the  contract)  merged into the Mutual  Shares  Securities  Fund.
Performance shown reflects historical performance of the Mutual Shares Securities Fund.

   (2) Previously, the Templeton Developing Markets Securities Fund was known as the Templeton Developing Markets Fund. Effective May 1, 2000, the Templeton Developing Markets Securities Fund merged into the Templeton Developing Markets Equity Fund. Performance shown reflects historical performance of the Templeton Developing Markets Securities Fund.

   (3) Previously, the Templeton International Securities Fund was known as the Templeton International Fund. Effective May 1, 2000, the Templeton International Securities Fund merged into the Templeton International Equity Fund. Performance shown reflects historical performance of the Templeton International Securities Fund.

   (4) Effective May 1, 2000, the Franklin Small Cap Investments Fund (previously offered under the contract) merged into the Franklin Small Cap Fund. Performance shown reflects historical performance of the Franklin Small Cap Fund.

- ----------------------------------------------------------------------------------------------------------------------------------

                                                                                    Accumulation Unit Performance






                                                                       Column A                                Column B
                                                                     (reflects all                        (reflects separate
                                                                      charges and                        account product charges
                                                                  portfolio expenses)                    and portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                                Separate Account
                                 Inception Date                                    Since                                Since
Portfolio                        in Portfolio               1 yr         5 yrs     inception          1 yr      5 yrs   inception
- ----------------------------------------------------------------------------------------------------------------------------------
General American Capital Company
   Money Market                     6/3/96
- ----------------------------------------------------------------------------------------------------------------------------------

Goldman Sachs Variable
Insurance Trust

   Goldman Sachs
     VIT Global Income              1/29/98

   Goldman Sachs VIT Growth
     and Income                     1/29/98

   Goldman Sachs VIT
     International Equity           1/29/98

- ----------------------------------------------------------------------------------------------------------------------------------

Kemper Variable Series

   Kemper Government
     Securities                     12/31/97

   Kemper Small Cap Growth          12/31/97

   Kemper Small Cap Value           12/31/97
- ----------------------------------------------------------------------------------------------------------------------------------
Liberty Variable Investment Trust

   Newport Tiger Fund,
     Variable Series                12/31/97
- ----------------------------------------------------------------------------------------------------------------------------------

MFS Variable Insurance Trust

   MFS Emerging Growth              12/31/97

   MFS Global Governments           12/31/97

   MFS Growth With Income           12/31/97

   MFS High Income                  12/31/97

   MFS Research                     12/31/97
- ----------------------------------------------------------------------------------------------------------------------------------
Putnam Variable Trust

   Putnam VT Growth and
     Income - Class IA Shares       12/31/97

   Putnam VT International
     Growth - Class IA Shares       12/31/97

   Putnam VT International
     New Opportunities -
     Class IA Shares                12/31/97

   Putnam VT New Value -
     Class IA Shares                12/31/97

   Putnam VT Vista -
     Class IA Shares                12/31/97
- ----------------------------------------------------------------------------------------------------------------------------------


PART 2 - HISTORICAL FUND PERFORMANCE

The contracts are new and therefore have no performance history. However, certain portfolios have been in existence for some time and have an investment history. In order to show how the historical performance of the portfolios affects the contract's accumulation unit values, the following performance information was developed.

The information is based upon the historical experience of the portfolios and is for the periods shown. The chart below shows the investment performance of the portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the portfolios for the same periods.

o The performance figures in Column A reflect the fees and expenses paid by each portfolio.

o Column B presents performance figures for the accumulation units which reflect the separate account product charges, the account fee, death benefit rider charge (Greater of Annual Step-Up or 5% Annual Increase Death Benefit) and Living Benefit rider charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected

o Column C presents performance figures for the accumulation units which reflect the separate account product charges and the fees and expenses of each portfolio.

o Performance figures shown for portfolios in existence for less than one year are not annualized.


Total Return for the periods ended _______________:

- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate
                                             Portfolio Performance              charges and             account product charges
                                                   Column A                  portfolio expenses)        and portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                          Portfolio                         10 yrs or                     10 yrs or                     10 yrs or
                          Inception                         since                         since                         since
Portfolio                 Date            1 yr      5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds

   AIM V.I. Capital
     Appreciation         5/5/93

   AIM V.I.
     International Equity 5/5/93

   AIM V.I. Value         5/5/93

- ----------------------------------------------------------------------------------------------------------------------------------

Alliance Variable Products Series Fund, Inc.

   Premier Growth
    (Class A)             6/26/92

   Real Estate
     Investment (Class A) 1/9/97
- ----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.

   VP Income & Growth   10/30/97

   VP International       5/1/94

   VP Value               5/1/96

------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund  9/29/89
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment Fund

   Dreyfus VIF -
      Appreciation        4/5/93

   Dreyfus VIF -
      Disciplined Stock   5/1/96
------------------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust,
Class 1 Shares

  Mutual Shares
     Securities (1)        11/08/96

  Templeton Developing
     Markets Securities
     Fund (2)               3/04/96

  Templeton
     International
     Securities Fund (3)    5/01/92

  Franklin Small Cap
     Fund (4)              11/01/95


   1) Effective May 1, 2000, the Mutual Shares Investments Fund (previously offered under the contract) merged into the Mutual Shares Securities Fund.
Performance shown reflects historical performance and inception date of the Mutual Shares Securities Fund.

   (2) Previously, the Templeton Developing Markets Fund. Effective May 1, 2000, the Templeton Developing Markets Fund merged into the Templeton Developing Markets Equity Fund. Performance shown reflects historical performance and inception date of the Templeton Developing Markets Securities Fund.

   (3) Previously, the Templeton International Fund. Effective May 1, 2000, the Templeton International Securities Fund merged into the Templeton International Equity Fund. Performance shown reflects historical performance and inception date of the Templeton International Securities Fund.

   (4) Effective May 1, 2000, the Franklin Small Cap Investments Fund (previously offered under the contract) merged into the Franklin Small Cap Fund. Performance shown reflects historical performance and inception date of the Franklin Small Cap Fund.

- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate






                                             Portfolio Performance              charges and             account product charge
                                                   Column A                  portfolio expenses)        and portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                          Portfolio                         10 yrs or                     10 yrs or                     10 yrs or
                          Inception                         since                         since                         since
Portfolio                 Date            1 yr      5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------

General American Capital Company
   Money Market           10/1/87
- ----------------------------------------------------------------------------------------------------------------------------------

Goldman Sachs Variable Insurance Trust

   Goldman Sachs VIT
     Global Income        1/12/98

   Goldman Sachs VIT
     Growth and Income    1/12/98

   Goldman Sachs VIT
     International Equity 1/12/98
- ----------------------------------------------------------------------------------------------------------------------------------

INVESCO Variable Investment Funds, Inc.

   INVESCO VIF -
      Dynamics            8/25/97

   INVESCO VIF -
      High Yield          5/27/94
------------------------------------------------------------------------------------------------------------------------------------

Kemper Variable Series

   Kemper Government
     Securities           9/3/87

   Kemper Small
     Cap Growth           5/2/94

   Kemper Small
     Cap Value            5/1/96

------------------------------------------------------------------------------------------------------------------------------------
Scudder Variable Life Investment Fund

      International       5/1/87
------------------------------------------------------------------------------------------------------------------------------------
Liberty Variable Investment Trust

   Newport Tiger Fund,
     Variable Series      5/1/95
- ----------------------------------------------------------------------------------------------------------------------------------

MFS Variable Insurance Trust

   MFS Emerging
     Growth               7/24/95

   MFS Global
     Governments          6/14/94

   MFS Growth
     With Income         10/09/95

   MFS High Income        7/26/95

   MFS Research           7/26/95

   MFS New Discovery      5/1/98
- ----------------------------------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust

   PIMCO High Yield Bond   4/30/98

   PIMCO Low
      Duration Bond        2/16/99

   PIMCO StocksPLUS
      Growth and Income   12/31/97

   PIMCO Total
      Return Bond         12/31/97
------------------------------------------------------------------------------------------------------------------------------------

Putnam Variable Trust

   Putnam VT Growth
     and Income -
     Class IA Shares      2/01/88

   Putnam VT International
     Growth - Class
     IA Shares            1/02/97

   Putnam VT International
     New Opportunities -
     Class IA Shares      1/02/97

   Putnam VT New Value -
     Class IA Shares      1/02/97

    Putnam VT Vista -
     Class IA Shares      1/02/97

-----------------------------------------------------------------------------------------------------------------------------------


Please send me, at no charge, the Statement of Additional Information dated ____________, for the annuity contract issued by Cova.

(Please print or type and fill in all information)




- ------------------------------------------------------------------------------
Name




- ------------------------------------------------------------------------------
Address




- ------------------------------------------------------------------------------
City                State          Zip Code




- ------------------------------
- ------------------------------
- ------------------------------




             Cova Financial Services Life Insurance Company
             Attn: Variable Products
             One Tower Lane
             Suite 3000
             Oakbrook Terrace, Illinois 60181-4644

                                   APPENDIX C

EDCA Example with Multiple Purchase Payments

EDCA Period (in months)                       6
EDCA Interest Rate                          12%
First Purchase Payment                      $12,000                1st Payment
Subsequent Purchase Payment                 $  6,000               2nd Payment


                                                                                        -----------Account Values---------
     Beg of         Amount Allocated         Actual EDCA             EDCA             1st Payment          2nd Payment
     Month               to EDCA              Transfer           Account Value          Bucket               Bucket
     -----               -------              --------           -------------          ------               ------
       1                           12000                2000                10000               10000
       2                                                2000                 8095                8095
       3                                                2000                 6172                6172
       4                            6000                3000                 9230                3230                 6000
       5                                                3000                 6309                 261                 6048
       6                                                3000                 3359                   0                 3359
       7                                                3000                  386                   0                  386
       8                                                 389                    0                   0                    0
       9                                                   0                    0                   0                    0
       10                                                  0                    0                   0                    0
       11                                                  0                    0                   0                    0
       12                                                  0                    0                   0                    0
       13                                                  0                    0                   0                    0
       14                                                  0                    0                   0                    0
       15                                                  0                    0                   0                    0


Notes:

1.  Subsequent purchase payment is made at start of month 4.    This results in an increase in the
Actual EDCA transfer of $1,000 ($6,000/6).
2.  The first Payment Bucket is exhausted in the 5th month of the program and the last EDCA transfer is made in the 8th month.

EDCA Example with Multiple Purchase Payments

EDCA Period (in months)                     12
EDCA Interest Rate                          12%
                                            10%
First Purchase Payment                      $24,000                 1st Payment
Subsequent Purchase Payment                 $12,000                 2nd Payment


                                                                                        -----------Account Values---------
     Beg of         Amount Allocated         Actual EDCA             EDCA             1st Payment          2nd Payment
     Month               to EDCA              Transfer           Account Value          Bucket               Bucket
     -----               -------              --------           -------------          ------               ------
       1                           24000                2000                22000               22000
       2                                                2000                20209               20209
       3                                                2000                18401               18401
       4                                                2000                16575               16575
       5                                                2000                14732               14732
       6                           12000                3000                23872               11872                12000
       7                                                3000                21801                8985                12096
       8                                                3000                18262                6070                12192
       9                                                3000                15417                3128                12289
       10                                               3000                12545                 157                12387
       11                                               3000                 9645                   0                 9645
       12                                               3000                 6722                   0                 6722
       13                                               3000                 3776                   0                 3776
       14                                               3000                  806                   0                  806
       15                                                812                    0                   0                    0


Notes:

1.  Subsequent purchase payment is made at start of month 6.  This results in an increase in the actual EDCA transfer of $1000 ($12,00/12).
2.  The first payment Bucket is exhausted in the 10th month and the last EDCA transfer is made in the 15th month.



                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

             INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by

                        COVA VARIABLE ANNUITY ACCOUNT ONE

                                       AND

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED___________ FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644,
(800) 831-5433.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _____________.

                                TABLE OF CONTENTS

                                                                            Page

COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTION
     Reduction or Elimination of the Withdrawal Charge

CALCULATION OF PERFORMANCE INFORMATION
     Total Return
     Historical Unit Values
     Reporting Agencies

FEDERAL TAX STATUS
     General
     Diversification
     Multiple Contracts
     Partial 1035 Exchanges
     Contracts Owned by Other than Natural Persons
     Tax Treatment of Assignments or Transfer of Ownership
     Death Benefits
     Income Tax Withholding
     Tax Treatment of Withdrawals - Non-Qualified Contracts
     Qualified Plans
     Tax Treatment of Withdrawals - Qualified Contracts
     Tax-Sheltered Annuities - Withdrawal Limitations

ANNUITY PROVISIONS
     Variable Annuity
     Fixed Annuity
     Annuity Unit Value
     Net Investment Factor
     Mortality and Expense Guarantee

FINANCIAL STATEMENTS

                                     COMPANY

Cova Financial Services Life Insurance Company (the "Company") was originally incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995 a wholly-owned subsidiary of General American Life Insurance Company ("General American") purchased the Company from Xerox Financial Services, Inc. The Company changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of General American Life. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers.

The Company presently is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.

                                     EXPERTS

The balance sheets of the Company as of December 31, 1999 and 1998, and the related statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1999, and the statement of assets and liabilities of the Separate Account as of December 31, 1999, and the related statement of operations for the year then ended and the statements of changes in net assets for the two years then ended, have been included herein in reliance upon the reports of ________________, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P. C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

                                  DISTRIBUTION

Cova Life Sales Company ("Life Sales") acts as the distributor. Life Sales is an affiliate of the Company. The offering is on a continuous basis.

Reduction or Elimination of the Withdrawal Charge

The amount of the Withdrawal Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Withdrawal Charge will be determined by the Company after examination of all the relevant factors such as:

1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

2. The total amount of purchase payments to be received will be considered. Per Contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Withdrawal Charge.

The Withdrawal Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Withdrawal Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                     CALCULATION OF PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges, the expenses for the underlying investment portfolio being advertised and any applicable account fee, withdrawal charges, and Living Benefit rider charge.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable withdrawal charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:



                             n
                 P (1 + T) =   ERV

Where:

     P =          a hypothetical initial payment of $1,000

     T =          average annual total return

     n =          number of years

   ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any account fee, withdrawal charge, and Living Benefit rider charge. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.

The contracts are new and therefore have no performance history. However, the Separate Account and certain portfolios have been in existence for sometime and consequently have an investment performance history. In order to show how the historical investment performance of the Separate Account and the portfolios affect accumulation unit values, performance information was developed. The information is based upon the historical experience of the Separate Account and the portfolios and is for the periods shown. The prospectus (Appendix B) contains performance information.

Future performance of the portfolios will vary and the results shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially from the examples shown. The performance for a Portfolio is calculated for a specified period of time by assuming an initial purchase payment of $1,000 allocated to the Portfolio. There are performance figures for the Accumulation Units which reflect the separate account product charges as well as the portfolio expenses. There are also performance figures for the Accumulation Units which reflect the separate account product charge, the account fee, and applicable death benefit rider charge, Living Benefit rider charge, the portfolio expenses, and assume that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected. The percentage increases (decreases) are determined by subtracting the initial purchase payment from the ending value and dividing the remainder by the beginning value. The performance may also show figures when no withdrawal is assumed.


Historical Unit Values

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

                               FEDERAL TAX STATUS

General


NOTE: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.


Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will
be  managed  in  such  a  manner  as  to  comply   with  these   diversification
requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the separate account resulting in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.


Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non- natural person.

Tax Treatment of Assignments or Transfer of Ownership

An assignment, pledge or transfer of ownership of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign, pledge or transfer ownership of their Contracts.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

If the death benefit riders are to be used with a qualified contract, such death benefits may be considered by the Internal Revenue Service as "incidental death benefits". The Code imposes limits on the amount of incidental death benefits allowable for qualified contracts, and if the death benefits selected by you are considered to exceed such limits, the provisions of such benefits could result in currently taxable income to the owners of the qualified contracts. Furthermore, the Code provides that the assets of an IRA may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or account value. The contract offers death benefits which may exceed the greater of purchase payments or account value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain  distributions  from  retirement  plans  qualified  under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.


Tax Treatment of Withdrawals - Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

Qualified Plans

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. The Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a contract, unless the Company specifically consents to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a Qualified Plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a Qualified Plan. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.  Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax- sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Employee loans are not allowable under the Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.  Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.  Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals - Qualified Contracts

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a)if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who separated from service after he has attained age 55;
(e)distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a qualified plan must commence no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Tax-Sheltered Annuities - Withdrawal Limitations

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                               ANNUITY PROVISIONS

Variable Annuity

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected. The Adjusted Contract Value (contract value, less any applicable premium taxes, account fee, and pro-rata Living Benefit rider charge) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first annuity payment is determined as follows:

The dollar amount of the first variable annuity payment is determined as follows. The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of Contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this Contract, the greater payment will be made.

The dollar amount of variable annuity payments after the first payment is determined as follows:

1. the dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.

The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.

(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:

A is               (i)     the net asset value per share of the portfolio at the
                           end of the current business day; plus
                  (ii)     any dividend or capital  gains per share  declared on
                           behalf of such portfolio that has an ex-dividend date as of the current business day.

B is the net asset value per share of the portfolio for the immediately preceding business day.

C is               (i)     the separate account product charges and for each day
                           since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus
                  (ii)     a charge factor, if any,  for any  taxes or  any  tax
                           reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:

o You may not make a transfer from the general account to the Separate Account;

o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

o You may make a transfer from the Separate Account to the general account . The amount transferred to the general account from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the general account will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.

Fixed Annuity

A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The general account value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.

Mortality and Expense Guarantee

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

                              FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.


                                     PART C
                                OTHER INFORMATION


ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

a.         Financial Statements
           ---------------------------------------------------------------

The financial statements of the Separate Account and the Company will be filed by amendment.

    b.     Exhibits
           ---------------------------------------------------------------

     1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account.*

     2.   Not Applicable.

     3.   Principal Underwriter's Agreement.++

     4. (i) Individual Flexible Purchase Payment Deferred Variable Annuity Contract.

         (ii)  Enhanced Dollar Cost Averaging Rider

         (iii) Three Month Market Entry Rider

         (iv)  Death Benefit Rider - (Return of Purchase Payments)

         (v) Death Benefit Rider - (Greater of Annual Step Up or 5% Annual Increase)

         (vi)  Death Benefit Rider - (Annual Step-Up)

         (vii) Guaranteed Minimum Income Benefit Rider - (Living Benefit)

         (viii)Additional Death Benefit Rider - (Earnings Preservation Benefit)

         (ix) Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider

         (x)   Terminal Illness Rider

         (xi)  Individual Retirement Annuity Endorsement

         (xii) Roth Individual Retirement Annuity Endorsement

         (xiii)401 Plan Endorsement

         (xiv) Tax Sheltered Annuity Endorsement

         (xv) Unisex Annuity Rates Rider

     5.   Variable Annuity Application.

     6.    (i) Copy of Articles of Incorporation of the Company.#
          (ii) Copy of the Bylaws of the Company.#

     7.   Not Applicable.

     8.(i)Form  of  Fund  Participation  Agreement  by and  among  AIM  Variable
          Insurance Funds, Inc., A I M Distributors, Inc., Cova Financial Services Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company+

      (ii)Form of Fund Participation Agreement among Cova Financial Services Life Insurance Company, Cova Life Sales Company, Alliance Capital Management LP and Alliance Fund Distributors, Inc.++

    (iii) Form of Fund Participation Agreement - American Century Variable Portfolios, Inc.***

    (iv)  Form of Fund Participation Agreement - Dreyfus***

    (v) Form of Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Services Life Insurance Company*

    (vi) Form of Participation Agreement by and between Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co. and Cova Financial Services Life Insurance Company+

    (vii) Form of Fund Participation Agreement - INVESCO Variable Investment Funds, Inc.***

   (viii) Form of Fund Participation Agreement among Investors Fund Series, Zurich Kemper Investments, Inc., Zurich Kemper Distributors, Inc. and Cova Financial Services Life Insurance Company+

     (ix) Form of Fund Participation Agreement - Scudder Variable Life Investment Fund***

     (x) Form of Participation Agreement among Liberty Variable Investment Trust, Liberty Financial Investments, Inc. and Cova Financial Services Life Insurance Company+


     (xi) Form of Fund  Participation  Agreement  among MFS  Variable  Insurance
          Trust,   Cova   Financial   Services   Life   Insurance   Company  and
          Massachusetts Financial Services Company++

    (xii) Form of Fund Participation Agreement - PIMCO Variable Insurance
          Trust***

   (xiii) Form of Fund Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and Cova Financial Services Life Insurance Company+

     9.   Opinion and Consent of Counsel (to be filed by amendment).

     10.  Consent of Independent Auditors (to be filed by amendment).

     11.  Not Applicable.

     12.  Agreement Governing Contribution.*

     13.  Not Applicable.

     14.  Company Organizational Chart.**

     27.  Not Applicable

     # incorporated by reference to Registrant's Form N-4 (File Nos. 333-34741 and 811-05200) electronically filed on August 29, 1997.

     + incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on January 26, 1998.

     ++ incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on November 19, 1997.

     * incorporated by reference to Post-Effective Amendment No. 15 (File Nos. 33-39100 and 811-5200) as electronically filed on April 29, 1999.

     ** incorporated by reference to Post-Effective Amendment No. 16 (File Nos. 33-39100 and 811-5200) as electronically filed on April 28, 2000.

    *** incorporated by reference to Registrant's Post-Effective Amendment No. 6 (File Nos. 333-34741 and 811-05200) electronically filed on May 1, 2000.

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal                Positions and Offices
 Business Address                 with Depositor
-------------------------------   ------------------------------------

James A. Shepherdson III         Chairman of the Board and Director
MetLife
Security First Group
610 Newport Center Drive
Suite 1350
Newport Beach, CA 92660

Gregory P. Brakovich              Director
MetLife
Security First Group
610 Newport Center Drive
Suite 1350
Newport Beach, CA 92660

Mark E. Reynolds                  President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644


Constance A. Doern                Vice President
1776 West Lakes Pkwy
West Des Moines, IA 50266

Patricia E. Gubbe                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Amy W. Hester                     Controller and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

J. Robert Hopson                  Vice President,
One Tower Lane, Suite 3000        Chief Actuary and Director
Oakbrook Terrace, IL  60181-4644

Lisa O. Kirchner                  Vice President
1776 West Lakes Pkwy
West Des Moines, IA 50266

James W. Koeger                   Assistant Treasurer
700 Market Street
St. Louis, MO 63101

Matthew P. McCauley               Assistant Secretary and Director
700 Market St.
St. Louis, MO 63101

John J. Myers                     Vice President
One Tower Lane
Suite 3000
Oakbrook Terrace, IL 60181-4644

John W. Schaus                    Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Bernard J. Spaulding              Senior Vice President, General Counsel
One Tower Lane, Suite 3000          and Secretary and Director
Oakbrook Terrace, IL  60181-4644

Joann T. Tanaka                   Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Patricia M. Wersching             Assistant Treasurer
700 Market Street
St. Louis, MO 63101

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

A company organizational chart was filed as Exhibit 14 in Post-Effective Amendment No. 16 (File No. 33-39100) and is incorporated herein by reference.

ITEM 27.   NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.   INDEMNIFICATION

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.


Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS


     (a) Cova Life Sales Company is the principal underwriter for the following investment companies (other than Registrant):

   Cova Variable Annuity Account Five
   Cova Variable Life Account One
   Cova Variable Life Account Five
   First Cova Variable Annuity Account One
   Cova Variable Annuity Account Four
   General American Separate Account Twenty-Eight
   General American Separate Account Twenty-Nine
   Security Equity Separate Account 26
   Security Equity Separate Account 27


     (b) Cova Life Sales Company is the principal underwriter for the Contracts. The following persons are the officers and directors of Cova Life Sales Company. The principal business address for each officer and director of Cova Life Sales Company is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

Name and Principal     Positions and Offices
 Business Address      with Underwriter

Patricia E. Gubbe      President, Chief Compliance Officer and Director

Shari Ruecker          Vice President

Mark E. Reynolds       Treasurer and Director

James W. Koeger        Assistant Treasurer

John J. Myers          Vice President

Bernard J. Spaulding   Secretary

     (c)  Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

William Flory, whose address is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644 and Cova Life Administration Services Company, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266 maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES

Not Applicable.

ITEM 32.     UNDERTAKINGS


     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Cova Financial Services Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

     The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Oakbrook Terrace, and State of Illinois on this 21st day of November, 2000.

                                  COVA VARIABLE ANNUITY ACCOUNT ONE
                                  (Registrant)


                             By:  COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY


                             By:  /s/BERNARD J. SPAULDING
                                  -----------------------------------------
                                  Bernard J. Spaulding
                                  Senior Vice President, General Counsel and
                                    Secretary


                                  COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                                    Depositor


                             By:  /s/BERNARD J. SPAULDING
                                  -----------------------------------------
                                  Bernard J. Spaulding
                                  Senior Vice President, General Counsel and
                                    Secretary



As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/JAMES A. SHEPHERDSON III*                            11-21-00
-------------------------    Chairman of the Board      --------
James A. Shepherdson III     and Director               Date



/s/MARK E. REYNOLDS*         President and Director     11-21-00
-----------------------                                 --------
Mark E. Reynolds                                        Date



/s/GREGORY P. BRAKOVICH*                                11-21-00
-------------------------     Director                  --------
Gregory P. Brakovich                                    Date



/s/AMY W. HESTER*                                       11-21-00
------------------------     Controller and Director    --------
Amy W. Hester                                           Date



/s/J. ROBERT HOPSON*          Director                  11-21-00
------------------------                                --------
J. Robert Hopson                                        Date



/s/MATTHEW P. MCCAULEY*       Director                  11-21-00
------------------------                                --------
Matthew P. McCauley                                     Date



/s/BERNARD J. SPAULDING                                 11-21-00
------------------------      Director                  --------
Bernard J. Spaulding                                    Date



/s/J. TERRI TANAKA*                                     11-21-00
------------------------  Director                      --------
J. Terri Tanaka                                         Date



                                    *By: /s/BERNARD J. SPAULDING
                                         ---------------------------------------
                                         Bernard J. Spaulding, Power of Attorney




                            LIMITED POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that I, Gregory P. Brakovich, a Director of Cova Financial Services Life Insurance Company, a corporation duly organized under the laws of the State of Missouri, do hereby appoint Mark E. Reynolds and/or Bernard J. Spaulding, or either one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 18th day of August, 2000.




WITNESS:



/s/RONNA L. ROWE                             /s/GREGORY P. BRAKOVICH
----------------                             -----------------------
                                             Gregory P. Brakovich


                            LIMITED POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that I, Amy W. Hester, Controller and a Director of Cova Financial Services Life Insurance Company, a corporation duly organized under the laws of the State of Missouri, do hereby appoint Mark E. Reynolds and/or Bernard J. Spaulding, or either one of the foregoing individually, as my attorney and agent, for me, and in my name as Controller and a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 16th day of November, 2000.




WITNESS:



/s/MARGARET K. WYROSTEK                       /s/AMY W. HESTER
-----------------------                       ---------------------
                                                 Amy W. Hester


                            LIMITED POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that I, J. Robert Hopson, a Director of Cova Financial Services Life Insurance Company, a corporation duly organized under the laws of the State of Missouri, do hereby appoint Mark E. Reynolds and/or Bernard J. Spaulding, or either one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 17th day of August, 2000.




WITNESS:



/s/PATRICIA E. GUBBE                 /s/J. ROBERT HOPSON
                                    --------------------
                                    J. Robert Hopson


                            LIMITED POWER OF ATTORNEY



         KNOW ALL MEN BY THESE PRESENTS, that I, Matthew P. McCauley, a Director of Cova Financial Services Life Insurance Company, a corporation duly organized under the laws of the State of Missouri, do hereby appoint Mark E. Reynolds and/or Bernard J. Spaulding, or either one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 21st day of August, 2000.




WITNESS:


/s/VICTORIA QUINT                 /s/MATTHEW P. MCCAULEY
---------------------------       --------------------------------
                                     Matthew P. McCauley


                            LIMITED POWER OF ATTORNEY



         KNOW ALL MEN BY THESE PRESENTS, that I, Mark E. Reynolds, President and a Director of Cova Financial Services Life Insurance Company, a corporation duly organized under the laws of the State of Missouri, do hereby appoint Bernard J. Spaulding as my attorney and agent, for me, and in my name as President and a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 22nd day of August, 2000.




WITNESS:



/s/PATRICIA E. GUBBE               /s/MARK E. REYNOLDS
                                    ---------------------
                                    Mark E. Reynolds


                            LIMITED POWER OF ATTORNEY



         KNOW ALL MEN BY THESE PRESENTS, that I, James A. Shepherdson III, Chairman of the Board and a Director of Cova Financial Services Life Insurance Company, a corporation duly organized under the laws of the State of Missouri, do hereby appoint Mark E. Reynolds and/or Bernard J. Spaulding, or either one of the foregoing individually, as my attorney and agent, for me, and in my name as Chairman of the Board and a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 21st day of August, 2000.




WITNESS:


/s/RONNA L. ROWE                             /s/JAMES A. SHEPHERDSON III
---------------------------                 ----------------------------
                                            James A. Shepherdson III


                            LIMITED POWER OF ATTORNEY



         KNOW ALL MEN BY THESE PRESENTS, that I, Bernard J. Spaulding, a Director of Cova Financial Services Life Insurance Company, a corporation duly organized under the laws of the State of Missouri, do hereby appoint Mark E. Reynolds as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.



         WITNESS my hand this 21st day of November, 2000.




WITNESS:


/s/DIANE R. SWANSON                       /s/BERNARD J. SPAULDING
---------------------------       --------------------------------
Diane R. Swanson                            Bernard J. Spaulding


                            LIMITED POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that I, J. Terri Tanaka, a Director of Cova Financial Services Life Insurance Company, a corporation duly organized under the laws of the State of Missouri, do hereby appoint Mark E. Reynolds and/or Bernard J. Spaulding, or either one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 17th day of August, 2000.




WITNESS:


/s/PATRICIA E. GUBBE                /s/J. TERRI TANAKA
---------------------------       --------------------------------
                                    J. Terri Tanaka



                                INDEX TO EXHIBITS


EX-99.B4.   (i) Individual  Flexible  Purchase Payment  Deferred  Variable
                Annuity Contract.

EX-99.B4.   (ii)  Enhanced Dollar Cost Averaging Rider

EX-99.B4.  (iii)  Three Month Market Entry Rider

EX-99.B4.   (iv)  Death Benefit Rider - (Return of Purchase Payments)

EX-99.B4.    (v)  Death Benefit Rider - (Greater of Annual Step Up or 5% Annual
                  Increase)

EX-99.B4.   (vi)  Death Benefit Rider - (Annual Step-Up)

EX-99.B4.  (vii)  Guaranteed Minimum Income Benefit Rider - (Living Benefit)

EX-99.B4.  (viii) Additional Death Benefit Rider - (Earnings Preservation
                  Benefit)

EX-99.B4.  (ix)   Waiver of Withdrawal Charge for Nursing Home or Hospital
                  Confinement Rider

EX-99.B4.  (x)    Terminal Illness Rider

EX-99.B4.  (xi)   Individual Retirement Annuity Endorsement

EX-99.B4.  (xii)  Roth Individual Retirement Annuity Endorsement

EX-99.B4.  (xiii) 401 Plan Endorsement

EX-99.B4.  (xiv)  Tax Sheltered Annuity Endorsement

EX-99.B4.   (xv)  Unisex Annuity Rates Rider

EX-99.B5    Variable Annuity Application